| Product supplement no. MS-8-I | Registration Statement No. 333-177923 |
| *To prospectus dated November 14, 2011 and* | January 17, 2014 |
| *prospectus supplement dated November 14, 2011* | Rule 424(b)(2) |

# JPMORGAN CHASE & CO.

## *Contingent Income Auto-Callable Securities Linked to the Worst Performing of Two or More Underlying Stocks, Underlying Indices or Underlying Exchange-Traded Funds*

### General

- JPMorgan Chase & Co. may from time to time offer and sell contingent income auto-callable securities that are linked to the worst performing of two or more common stocks, indices or exchange-traded funds (which we refer to as "underlying ETFs" and the shares of which we refer to as "ETF Shares") as described below.  As used in this product supplement, the term "common stock" includes securities issued through depositary arrangements that represent non-U.S. equity securities, such as American depositary shares, or ADSs.  If an underlying stock is an ADS, the term "issuer" of that underlying stock refers to the issuer of the shares underlying the ADS.  This product supplement no. MS-8-I describes terms that will apply generally to the securities, and supplements the terms described in the accompanying prospectus supplement and prospectus.  A separate term sheet, preliminary terms document, pricing sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the securities, including any changes to the terms specified below.  We refer to such term sheets, preliminary terms documents, pricing sheets and pricing supplements generally as terms supplements.  A separate underlying supplement or the relevant terms supplement will describe any index or exchange-traded fund to which the securities are linked.  If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in any related underlying supplement, or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The securities are unsecured and unsubordinated obligations of JPMorgan Chase & Co. **Any payment on the securities is subject to the credit risk of JPMorgan Chase & Co.**
- The payment at maturity is *not* linked to a basket composed of the underlying assets.  The payment at maturity is linked to the performance of each of the underlying assets individually, as described below.
- We will make periodic contingent payments if the securities have not been previously redeemed and the underlying value of each underlying asset on any determination date is greater than or equal to its coupon barrier level; otherwise, no interest will be paid with respect to that determination date.
- Under the circumstances described below, the securities will be automatically redeemed before maturity and you will receive, for each security, the stated principal amount *plus* the contingent payment applicable to the determination date on which the securities are redeemed.
- If the securities are not automatically redeemed, for each security, you will receive at maturity the stated principal amount *plus* any contingent coupon payable at maturity or you will lose 1% of the stated principal amount of your securities for every 1% that the final value of the worst performing underlying asset is less than its initial value, subject to any contingent coupon payable at maturity, as described below.  For securities linked to one or more underlying stocks, if the worst performing underlying is an underlying stock, the relevant terms supplement may specify that for each security, you may receive at maturity, under the circumstances described below, a predetermined number of shares of that underlying stock or, at our election, the cash value based on the final stock price of that underlying stock.  The market value of those shares of that underlying stock (or their cash value) will most likely be less than the stated principal amount per security and may be zero.  In this product supplement, we refer to securities that may deliver the exchange ratio of an underlying stock that is the worst performing underlying asset at maturity as "Physically Settled Securities," and we refer to all other securities as "Cash-Settled Securities."
- For important information about tax consequences, see "Material U.S. Federal Income Tax Consequences" beginning on page PS-64.
- Minimum denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement
- Investing in the securities is not equivalent to investing directly in any underlying stock, any underlying index, any underlying ETF, the securities included in any underlying index or the securities, commodities or futures contracts held by any underlying ETF.
- The securities will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

### Key Terms

| | |
|---|---|
| Underlying Assets: | In this product supplement, we refer to each underlying stock, each underlying index or the ETF Shares of each underlying ETF to which the securities are linked as an "underlying asset" and collectively, as the "underlying assets." |
| Underlying Stock: | Any common stock to which the securities are linked will be specified in the relevant terms supplement (each, an "underlying stock" and collectively, the "underlying stocks"). |
| Underlying Index: | Any index to which the securities are linked will be specified in the relevant terms supplement (each, an "underlying index" and collectively, the "underlying indices"). |
| ETF Shares: | The shares of any exchange-traded fund (which we refer to as an "underlying ETF") to which the securities are linked will be specified in the relevant terms supplement ("ETF Shares").  We refer to an underlying ETF that is designed to track a commodity index or primarily invests in commodities or commodity futures contracts as a "commodity ETF." |
| Stated Principal Amount: | $10, unless otherwise specified in the relevant terms supplement |
| Contingent Coupons: | Unless otherwise specified in the relevant terms supplement, if the securities have not been previously redeemed and the underlying asset value of each underlying asset on any determination date is greater than or equal to its coupon barrier level, you will receive on the applicable coupon payment date for each security a contingent coupon in an amount as specified in the relevant terms supplement. |
| | Unless otherwise specified in the relevant terms supplement, if the underlying asset value on any determination date is less than the applicable coupon barrier level, **no contingent coupon will be made with respect to that determination date.** |

*(continued on next page)*

**Investing in the securities involves a number of risks.  See "Risk Factors" beginning on page PS-13.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement no. MS-8-I, the accompanying prospectus supplement and prospectus, or any related underlying supplement or terms supplement.  Any representation to the contrary is a criminal offense.

*The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

### J.P.Morgan

January 17, 2014

| | |
|---|---|
| Coupon Barrier Level: | The relevant terms supplement may specify the minimum underlying asset value, which we refer to as the coupon barrier level, with respect to each underlying asset, that is required to trigger a contingent coupon with respect to a determination date. Unless otherwise specified in the relevant terms supplement, the coupon barrier level, with respect to each underlying asset, will be calculated by multiplying the initial value of that underlying asset by a fixed percentage specified in the relevant terms supplement. With respect to any underlying stock, the initial stock price (and, therefore, the coupon barrier level) of that underlying stock is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events." With respect to any ETF Shares of an underlying ETF, the initial share price (and, therefore, the coupon barrier level) of that underlying ETF is subject to adjustment upon the occurrence of certain events affecting that underlying ETF. See "General Terms of Securities — Additional Underlying ETF Provisions — Anti-Dilution Adjustments." If the relevant terms supplement does not specify a coupon barrier level, for purposes of the product supplement, the contingent payment threshold level will be equal to the downside threshold level. |
| Automatic Early Redemption: | Unless otherwise specified in the relevant terms supplement, if the underlying asset value of each underlying asset on any determination date (other than the final determination date) is greater than or equal to its initial value, the securities will be automatically redeemed for a cash payment for each security equal to (a) the stated principal amount *plus* (b) the contingent payment applicable to that determination date, payable on the applicable redemption date. |
| Payment at Maturity: | Unless otherwise specified in the relevant terms supplement, if the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of each underlying asset is greater than or equal to its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of each underlying asset is greater than or equal to its downside threshold level on each day during the monitoring period or (ii) the final value of each underlying asset is greater than or equal to its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of each underlying asset is greater than or equal to its downside threshold level at all times during the monitoring period or (ii) the final value of each underlying asset is greater than or equal to its initial value, you will receive a cash payment at maturity for each security equal to (a) the stated principal amount *plus* (b) any contingent coupon payable at maturity. |
| | Unless otherwise specified in the relevant terms supplement, if the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period and (ii) the final value of any underlying asset is less than its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period and (ii) the final value of any underlying asset is less than its initial value, at maturity: |

- for Cash-Settled Notes and for Physically Settled Notes for which the worst performing underlying asset is not an underlying stock, you will lose 1% of the stated principal amount per security for every 1% that the final value of the worst performing underlying asset is less than its initial value, subject to any contingent coupon payable at maturity. Under these circumstances, your payment at maturity per security, in addition to any contingent payment, will be calculated as follows:

  stated principal amount × worst performing underlying asset performance factor; or

- for Physically Settled Notes for which the worst performing underlying asset is an underlying stock, you will receive, in addition to any contingent coupon, the number of shares of that underlying stock equal to its exchange ratio (or, at our election, the cash value). If you receive shares of any underlying stock, fractional shares will be paid in cash. *The market value of the exchange ratio or the cash value will most likely be less than the stated principal amount per security and may be zero.*

*If the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period and (ii) the final value of any underlying asset is less than its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period and (ii) the final value of any underlying asset is less than its initial value, you may lose some or all of your initial investment at maturity, unless the aggregate amount of any contingent coupons received is sufficient to offset the decline in the value of the worst performing underlying asset.*

| | |
|---|---|
| Monitoring Period: | If applicable, unless otherwise specified in the relevant terms supplement, the period from, but excluding, the pricing date to, and including, the final determination date |
| Downside Threshold Level: | With respect to each underlying asset, an underlying asset value or underlying asset trading value specified in the relevant terms supplement, which will be equal to or less than the coupon barrier level of that underlying asset, unless otherwise specified in the relevant terms supplement. Unless otherwise specified in the relevant terms supplement, the downside threshold level, with respect to each underlying asset, will be calculated by multiplying the initial value of that underlying asset by a fixed percentage specified in the relevant terms supplement. With respect to any underlying stock, the initial stock price (and, therefore, the downside threshold level) of that underlying stock is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events." With respect to any ETF Shares of an underlying ETF, the initial share price (and, therefore, the downside threshold value) of that underlying ETF is subject to adjustment upon the occurrence of certain events affecting that underlying ETF. See "General Terms of Securities — Additional Underlying ETF Provisions — Anti-Dilution Adjustments." |

*(continued on next page)*

| | |
|---|---|
| Exchange Ratio: | If applicable, with respect to each underlying stock, the number of shares of that underlying stock per security equal to the stated principal amount *divided* by the initial stock price of that underlying stock. The initial stock price (and, therefore, the exchange ratio) of each underlying stock is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events." |
| Cash Value: | If applicable, the amount in cash equal to the product of (1) the stated principal amount *divided* by the initial stock price of any underlying stock that is the worst performing underlying asset and (2) the final stock price of that underlying stock. The initial stock price (and, therefore, the cash value) of any underlying stock that is the worst performing underlying is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events." |
| Underlying Asset Performance Factor: | In this product supplement, we refer to each stock performance factor, each index performance factor and each ETF performance factor as an underlying asset performance factor. |
| Initial Value: | In this product supplement, we refer to each initial stock price, each initial index value and each initial share price as an initial value. |
| Final Value: | In this product supplement, we refer to each final stock price, each final index value and each final share price as an final value. |
| Underlying Asset Value: | In this product supplement, we refer to each of the closing price of an underlying stock, the index closing value and the closing price of ETF Shares as an underlying asset value. |
| Underlying Asset Trading Value: | In this product supplement, we refer to each of the trading price of an underlying stock, the index value of an index and the trading price of ETF Shares as an underlying asset trading value. |
| Stock Performance Factor: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying stock: $$\frac{\text{final stock price}}{\text{initial stock price}}$$ |
| Initial Stock Price: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying stock, the "initial stock price" is (a) the closing price of one share of that underlying stock on the pricing date or such other date as specified in the relevant terms supplement *divided* by (b) the stock adjustment factor for that underlying stock. The initial stock price of an underlying stock is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events." |
| Final Stock Price: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying stock, the closing price of one share of that underlying stock on the final determination date or such other date as specified in the relevant terms supplement. |
| Stock Adjustment Factor: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying stock, the stock adjustment factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments." |
| Index Performance Factor: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying index: $$\frac{\text{final index value}}{\text{initial index value}}$$ |
| Initial Index Value: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying index, the index closing value of that underlying index on the pricing date or such other date as specified in the relevant terms supplement. |
| Final Index Value: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying index, the index closing value of that underlying index on the final determination date or such other date as specified in the relevant terms supplement. |
| ETF Performance Factor: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying ETF: $$\frac{\text{final share price}}{\text{initial share price}}$$ |
| Initial Share Price: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying ETF, the "initial share price" is (a) the closing price of one ETF Share of that underlying ETF on the pricing date or such other date as specified in the relevant terms supplement *divided* by (b) the share adjustment factor for that underlying ETF. The initial share price of an underlying ETF is subject to adjustment upon the occurrence of certain events affecting that underlying ETF. See "General Terms of Securities — Additional Underlying ETF Provisions — Anti-Dilution Adjustments." |
| Final Share Price: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying ETF, the closing price of one ETF Share of that underlying ETF on the final determination date or such other date as specified in the relevant terms supplement. |
| Share Adjustment Factor: | Unless otherwise specified in the relevant terms supplement, with respect to an underlying ETF, the share adjustment factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting that underlying ETF. See "General Terms of Securities — Additional Underlying ETF Provisions — Anti-Dilution Adjustments." |
| Worst Performing Underlying Asset: | The underlying asset with the worst performing underlying asset performance factor. If the securities are linked solely to underlying stocks, solely to underlying indices or solely to ETF Shares, the relevant terms supplement may refer to the worst performing underlying as the "worst performing underlying stock," the "worst performing underlying index" or the "worst performing ETF Shares," respectively. |

*(continued on next page)*

<u>**Key Terms (continued):**</u>

| | |
|---|---|
| Worst Performing Underlying Asset Performance Factor: | The lowest of the underlying asset performance factors of the underlying assets.  If the securities are linked solely to underlying stocks, solely to underlying indices or solely to ETF Shares, the relevant terms supplement may refer to the worst performing underlying asset performance factor as the "worst performing stock performance factor," the "worst performing index performance factor" or the "worst performing ETF performance factor," respectively. |
| Determination Date(s): | As specified in the relevant terms supplement.  Each determination date is subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Postponement of a Determination Date." |
| Coupon Payment Date(s): | Unless otherwise specified in the relevant terms supplement, the third business day after each determination date, *provided* that the final coupon payment date, if the securities have not been previously redeemed, will be the maturity date.  Each coupon payment date is subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Postponement of a Payment Date." |
| Redemption Date: | Unless otherwise specified in the relevant terms supplement, if the securities are automatically redeemed on any determination date, the first coupon payment date immediately following that determination date, subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Postponement of a Payment Date." |
| Issue Price: | Unless otherwise specified in the relevant terms supplement, $10 per security |
| Pricing Date: | As specified in the relevant terms supplement |
| Original Issue Date: | As specified in the relevant terms supplement |
| Maturity Date: | As specified in the relevant terms supplement, subject to postponement in the event of certain market disruption events and as described under "Description of Securities — Postponement of a Payment Date." |

# TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any related underlying supplement, this product supplement no. MS-8-I and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. MS-8-I, together with the relevant terms supplement, any related underlying supplement and the accompanying prospectus and prospectus supplement, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours, or any written materials prepared by any Agent (as defined in "Underwriting" below). The information in the relevant terms supplement, any related underlying supplement, this product supplement no. MS-8-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant terms supplement and this product supplement no. MS-8-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant terms supplement, any related underlying supplement, this product supplement no. MS-8-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities in any circumstances in which such offer or solicitation is unlawful.

The securities are not commodity futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "**Commodity Exchange Act**"). If the securities are linked to a commodity ETF, the securities are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

In this product supplement no. MS-8-I, any related underlying supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

# DESCRIPTION OF SECURITIES

*The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Securities" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the securities, including any changes to the terms specified below. A separate underlying supplement or the relevant terms supplement will describe any index or exchange-traded fund to which the securities are linked. Capitalized terms used but not defined in this product supplement no. MS-8-I have the meanings assigned in the accompanying prospectus supplement, prospectus, the relevant terms supplement and any related underlying supplement. The term "security" refers to each of our Contingent Income Auto-Callable Securities Linked to the Worst Performing of Two or More Underlying Stocks, Underlying Indices or Underlying Exchange-Traded Funds with a principal amount equal to the stated principal amount (as defined below).*

## General

The securities are unsecured and unsubordinated obligations of JPMorgan Chase & Co. that are linked to the worst performing of two or more common stocks (each, an **"underlying stock"** and collectively, the **"underlying stocks"**), indices (each, an **"underlying index"** and collectively, the **"underlying indices"**) or shares (**"ETF Shares"**) of exchange-traded funds (each, an **"Underlying ETF"** and collectively, the **"Underlying ETFs"**) as specified in the relevant terms supplement. In this product supplement, we refer to:

- each underlying stock, each underlying index and ETF Shares of an Underlying ETF to which the securities are linked as an **"underlying asset"** and collectively, as the **"underlying assets"**;

- an exchange-traded fund that is designed to track a commodity index or primarily invests in commodities or commodity futures contracts as a **"commodity ETF"**; and

- an index underlying an underlying ETF (or any relevant successor ETF), if applicable, as a **"reference index."**

In addition, as used in this product supplement, the term **"common stock"** includes securities issued through depositary arrangements that represent non-U.S. equity securities, such as American depositary shares (**"ADSs"**). If an underlying stock is an ADS, the term **"issuer"** of that underlying stock refers to the issuer of the shares underlying the ADS. We refer to the common stock represented by an ADS as an **"ADS reference stock."**

The securities are a series of debt securities referred to in the accompanying prospectus supplement and prospectus. The securities will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, we will make periodic contingent coupon payments if the securities have not been previously redeemed and the underlying asset value of each underlying asset on any determination date is greater than or equal to its coupon barrier level; otherwise, no interest will be paid with respect to that determination date.

Under the circumstances described below, the securities will be automatically redeemed before maturity and you will receive, for each security, the stated principal amount *plus* the contingent coupon applicable to the determination date on which the securities are redeemed.

If the securities are not automatically redeemed, for each security, you will receive at maturity the stated principal amount *plus* any contingent coupon payable at maturity or you will lose 1% of the principal amount of your securities for every 1% that the final value of the worst performing underlying asset is less than its initial value, subject to any contingent coupon payable at maturity, as described below.  For securities linked to one or more underlying stocks, if the worst performing underlying is an underlying stock, the relevant terms supplement may specify that for each security, you may receive at maturity, under the circumstances described below, a predetermined number of shares of that underlying stock or, at our election, the cash value based on the final stock price of that underlying stock.  The market value of those shares of that underlying stock (or their cash value) will most likely be less than the principal amount of your securities and may be zero.  **Any payment on the securities is subject to the credit risk of JPMorgan Chase & Co.**

In this product supplement, we refer to securities that may deliver the exchange ratio of an underlying stock that is the worst performing underlying at maturity as "**Physically Settled Securities,**" and we refer to all other securities as "**Cash-Settled Securities**."

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The securities will be issued in denominations of $10 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.  The stated principal amount and original issue price of each security are $10, unless otherwise specified in the relevant terms supplement.  The securities will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities — Book-Entry System" in the accompanying prospectus.

The terms of specific issuances of the securities will be described in the relevant terms supplement accompanying this product supplement no. MS-8-I and any related underlying supplement.  The terms described in that terms supplement will supplement those described in this product supplement and in any related underlying supplement, the accompanying prospectus and prospectus supplement.  If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in any related underlying supplement, the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

## Contingent Coupons

Unless otherwise specified in the relevant terms supplement, if the securities have not been previously redeemed and the underlying asset value (as defined under "— Payment at Maturity" below) of each underlying on any determination date is greater than or equal to its coupon barrier level, you will receive on the applicable coupon payment date for each security a "**contingent coupon**" in an amount as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, if the underlying asset value of any underlying on any determination date is less than the applicable coupon barrier level, **no contingent coupon will be paid with respect to that determination date.**

Contingent coupons, if any, will be payable in arrears on each coupon payment date to and including the maturity date or the applicable redemption date, as applicable, to the holders of record at the close of business on the business day prior to that coupon payment date, unless otherwise specified in the relevant terms supplement.

The relevant terms supplement may specify the minimum underlying asset value, which we refer to as the **"coupon barrier level,"** with respect to each underlying asset, that is required to trigger a contingent coupon payment with respect to a determination date.  Unless otherwise specified in the relevant terms supplement, the coupon barrier level, with respect to each underlying asset, will be calculated by multiplying the initial value of that underlying asset by a fixed percentage specified in the relevant terms supplement.  With respect to any underlying stock, the initial stock price (and, therefore, the coupon barrier level) of that underlying stock is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock.  See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events." With respect to any ETF Shares of an underlying ETF, the initial share price (and, therefore, the coupon barrier level) of that underlying ETF is subject to adjustment upon the occurrence of certain events affecting that underlying ETF.  See "General Terms of Securities — Additional Underlying ETF Provisions — Anti-Dilution Adjustments."

The **"determination date(s)"** will be specified in the relevant terms supplement.  Each determination date is subject to postponement in the event of certain market disruption events and as described under "— Postponement of a Determination Date."

Unless otherwise specified in the relevant terms supplement, the **"coupon payment dates"** are the third business day after each determination date, *provided* that the final coupon payment date, if the securities have not been previously redeemed, will be the maturity date.  Each coupon payment date is subject to postponement in the event of certain market disruption events and as described under "— Postponement of a Payment Date."

## Automatic Early Redemption

Unless otherwise specified in the relevant terms supplement, if the underlying asset value of each underlying asset on any determination date (other than the final determination date) is greater than or equal to its initial value, the securities will be automatically redeemed for a cash payment for each security equal to (a) the stated principal amount *plus* (b) the contingent coupon applicable to that determination date, payable on the applicable redemption date.

Unless otherwise specified in the relevant terms supplement, if the securities are automatically redeemed on any determination date, the **"redemption date"** will be the first coupon payment date immediately following that determination date, subject to postponement in the event of certain market disruption events and as described under "— Postponement of a Payment Date."

## Payment at Maturity

### *Determining the Payment at Maturity*

Unless otherwise specified in the relevant terms supplement, if the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of each underlying asset is greater than or equal to its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of each underlying asset is greater than or equal to its downside threshold level on each day during the monitoring period or (ii) the final value of each underlying asset is greater than or equal to its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of each underlying asset is greater than or equal to its downside threshold level at all times during the monitoring period or (ii) the final value of each underlying asset is greater than or equal to its initial value, you will receive a cash payment at maturity for each security equal to (a) the stated principal amount plus (b) any contingent coupon payable at maturity.

Unless otherwise specified in the relevant terms supplement, if the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period and (ii) the final value of any underlying asset is less than its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period and (ii) the final value of any underlying asset is less than its initial value, at maturity:

- for Cash-Settled Notes and for Physically Settled Notes for which the worst performing underlying asset is not an underlying stock, you will lose 1% of the stated principal amount per security for every 1% that the final value of the worst performing underlying asset is less than its initial value, subject to any contingent coupon payable at maturity. Under these circumstances, your payment at maturity per security, in addition to any contingent payment, will be calculated as follows:

  stated principal amount × worst performing underlying asset performance factor; or

- for Physically Settled Notes for which the worst performing underlying asset is an underlying stock, you will receive, in addition to any contingent coupon, the number of shares of that underlying stock equal to its exchange ratio (or, at our election, the cash value). If you receive shares of any underlying stock, fractional shares will be paid in cash. *The market value of the exchange ratio or the cash value will most likely be less than the stated principal amount per security and may be zero.*

*If the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period and (ii) the final value of any underlying asset is less than its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period and (ii) the final value of any underlying asset is less than its initial value, you may lose some or all of your initial investment at maturity, unless the aggregate amount of any contingent coupons received is sufficient to offset the decline in the value of the worst performing underlying asset.*

The **"worst performing underlying"** means the underlying asset with the worst performing underlying asset performance factor. If the securities are linked solely to underlying stocks, solely to underlying indices or solely to ETF Shares, the relevant terms supplement may refer to the worst performing underlying as the "worst performing underlying stock," the "worst performing underlying index" or the "worst performing ETF Shares," respectively.

The **"worst performing underlying asset performance factor"** means the lowest of the underlying asset performance factors of the underlying assets. If the securities are linked solely to underlying stocks, solely to underlying indices or solely to ETF Shares, the relevant terms supplement may refer to the worst performing underlying asset performance factor as the "worst performing stock performance factor," the "worst performing index performance factor" or the "worst performing ETF performance factor," respectively.

The relevant terms supplement will specify whether continuous, daily or single observation monitoring is applicable to the securities or, alternatively, may specify another method for monitoring the values of the underlying assets. For example, the relevant terms supplement may specify weekly monitoring for purposes of determining whether the underlying asset value of any underlying asset is less than its downside threshold level.

If applicable, unless otherwise specified in the relevant terms supplement, the **"Monitoring Period"** is the period from, but excluding, the pricing date to, and including, the final determination date.

The "**pricing date**" will be specified in the relevant terms supplement.

With respect to each underlying asset, the "**downside threshold level**" is an underlying asset value or underlying asset trading value specified in the relevant terms supplement, which will be equal to or less than the coupon barrier level of that underlying asset, unless otherwise specified in the relevant terms supplement. Unless otherwise specified in the relevant terms supplement, the downside threshold level, with respect to each underlying asset, will be calculated by multiplying the initial value of that underlying asset by a fixed percentage specified in the relevant terms supplement. With respect to any underlying stock, the initial stock price (and, therefore, the downside threshold level) of that underlying stock is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events." With respect to any ETF Shares of an Underlying ETF, the initial share price (and, therefore, the downside threshold level) of that Underlying ETF is subject to adjustment upon the occurrence of certain events affecting that Underlying ETF. See "General Terms of Securities — Additional Underlying ETF Provisions — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, if applicable, with respect to each underlying stock, the "**exchange ratio**" will be the number of shares of that underlying stock per security equal to the stated principal amount *divided* by the initial stock price of that underlying stock. The initial stock price (and, therefore, the exchange ratio) of each underlying stock is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events."

Unless otherwise specified in the relevant terms supplement, if applicable, the "**cash value**" will be the amount in cash equal to the product of (1) the stated principal amount *divided* by the initial stock price of any underlying stock that is the worst performing underlying asset and (2) the final stock price of that underlying stock. The initial stock price (and, therefore, the cash value) of any underlying stock that is the worst performing underlying is subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events."

The "**maturity date**" will be specified in the relevant terms supplement and is subject to adjustment as described under "— Postponement of a Payment Date" below. In addition, the maturity date may be accelerated if there is an event of default. See "General Terms of Securities — Payment upon an Event of Default."

### *Calculating the Underlying Asset Performance Factor*

In this product supplement, we refer to:

- each stock performance factor, each index performance factor and each ETF performance factor as an "**underlying asset performance factor**";

- each initial stock price, each initial index value and each initial share price as an "**initial value**";

- each final stock price, each final index value and each final share price as a "**final value**";

- each of the closing price of an underlying stock, the index closing value of any underlying index and the closing price of the ETF Shares as an "**underlying asset value**"; and

- each of the trading price of an underlying stock, the index value of an underlying index and the trading price of an underlying ETF as an "**underlying asset trading value**."

*Stock Performance Factor*

Unless otherwise specified in the relevant terms supplement, with respect to an underlying stock, the "**stock performance factor**," as calculated by the calculation agent, is calculated as follows:

$$\text{stock performance factor} = \frac{\text{final stock price}}{\text{initial stock price}}$$

Unless otherwise specified in the relevant terms supplement, with respect to an underlying stock, the "**initial stock price**" is (a) the closing price of one share of that underlying stock on the pricing date or such other date as specified in the relevant terms supplement *divided* by (b) the stock adjustment factor for that underlying stock.

Unless otherwise specified in the relevant terms supplement, with respect to an underlying stock, the "**final stock price**" means the closing price of one share of that underlying stock on the final determination date or such other date as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, with respect to an underlying stock, the "**stock adjustment factor**" will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting that underlying stock. See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments."

*Index Performance Factor*

Unless otherwise specified in the relevant terms supplement, with respect to an underlying index, the "**index performance factor**," as calculated by the calculation agent, is calculated as follows:

$$\text{index performance factor} = \frac{\text{final index value}}{\text{initial index value}}$$

Unless otherwise specified in the relevant terms supplement, with respect to an underlying index, the "**initial index value**" means the index closing value of that underlying index on the pricing date or such other date as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, with respect to an underlying index, the "**final index value**" means the index closing value of that underlying index on the final determination date or such other date as specified in the relevant terms supplement.

*ETF Performance Factor*

Unless otherwise specified in the relevant terms supplement, with respect to an underlying ETF, the "**ETF performance factor**," as calculated by the calculation agent, is calculated as follows:

$$\text{ETF performance factor} = \frac{\text{final share price}}{\text{initial share price}}$$

Unless otherwise specified in the relevant terms supplement, with respect to an underlying ETF, the "**initial share price**" is (a) the closing price of one ETF Share of that underlying ETF on the pricing date or such other date as specified in the relevant terms supplement *divided* by (b) the share adjustment factor for that underlying ETF.

Unless otherwise specified in the relevant terms supplement, with respect to an underlying ETF, the "**final share price**" means the closing price of one ETF Share of that underlying ETF on the final determination date or such other date as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, with respect to an underlying ETF, the "**share adjustment factor**" will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting that underlying ETF. See "General Terms of Securities — Additional Underlying ETF Provisions — Anti-Dilution Adjustments."

*Determining the Value of an Underlying Asset*

*The Closing Price of One Share of an Underlying Stock*

Unless otherwise specified in the relevant terms supplement, the **"closing price"** for one share of an underlying stock (or one unit of any other security for which a closing price must be determined) on any relevant day means:

- if that underlying stock (or that security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on that day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**) on which that underlying stock (or that security) is listed or admitted to trading;

- if that underlying stock (or that security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by Financial Industry Regulatory Authority, Inc. (the **"FINRA"**) (the **"OTC Bulletin Board"**), the last reported sale price of the principal trading session on the OTC Bulletin Board on that day;

- if that underlying stock (or that security) is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and that underlying stock (or that security) is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on that day on the primary non-U.S. securities exchange or market on which that underlying stock (or that security) is listed or admitted to trading; or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for that underlying stock (or that security) obtained from as many dealers in that underlying stock (or that security), but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of the mean, but only to the extent that any of those bids is not the highest or lowest of the bids obtained,

in each case subject to the provisions of "— Postponement of a Determination Date" and "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events."

Unless otherwise specified in the relevant terms supplement, the **"trading price"** for one share of an underlying stock (or one unit of any other security for which a trading price must be determined) at any time on any relevant day means:

- if that underlying stock (or that security) is listed or admitted to trading on a national securities exchange, the most recently reported sale price, regular way, at that time during the principal trading session on that day on the principal U.S. securities exchange registered under the Exchange Act, on which that underlying stock (or that security) is listed or admitted to trading;

- if that underlying stock (or that security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the most recently reported sale price at that time during the principal trading session on the OTC Bulletin Board on that day; or

- if that underlying stock (or that security) is issued by a foreign issuer and its trading price cannot be determined as set forth in the two bullet points above, and that underlying stock (or that security) is listed or admitted to trading on a non-U.S. securities exchange or market, the most recently reported sale price, regular way, at that time during the principal trading session on that day on the primary non-U.S. securities exchange or market on which that underlying stock (or that security) is listed or admitted to trading,

in each case subject to the provisions of "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events."

*The Index Closing Value of an Underlying Index*

Unless otherwise specified in the relevant terms supplement, the "**index closing value**" of an underlying index or any relevant successor index (as defined under "General Terms of Securities — Additional Underlying Index Provisions — Discontinuation of an Underlying Index; Alteration of Method of Calculation") on any relevant day will equal the official closing level of that underlying index or that successor index, as applicable, published with respect to that day.  In certain circumstances, the index closing value of an underlying index or any relevant successor index will be based on the alternative calculation of that underlying index described under "— Postponement of a Determination Date" or "General Terms of Securities — Additional Underlying Index Provisions — Discontinuation of an Underlying Index; Alteration of Method of Calculation."

Unless otherwise specified in the relevant terms supplement, the "**index closing value**" of an underlying index or any relevant successor index at any time on any relevant day (including at the open and close of trading for that underlying index or that successor index) will equal the most recently reported level at that time for that underlying index or that successor index, as applicable, as published on the applicable page of Bloomberg, L.P., which we refer to as "**Bloomberg**," or any successor page, for that underlying index or the Bloomberg page or successor page for that successor index, as applicable.

*The Closing Price of One Share of an Underlying ETF*

Unless otherwise specified in the relevant terms supplement, the "**closing price**" of one share of an underlying ETF or any relevant successor ETF (as defined under "General Terms of Securities — Additional Underlying ETF Provisions — Discontinuation of an Underlying ETF; Alternate Calculation of Closing Price and Trading Price") on any relevant day means:

- if that underlying ETF (or that successor ETF) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on that day on the principal U.S. securities exchange registered under the Exchange Act, on which that underlying ETF (or that successor ETF) is listed or admitted to trading;

- if that underlying ETF (or that successor ETF) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on that day; or

- if, because of a market disruption event or otherwise, the last reported sale price or official closing price, as applicable, for that underlying ETF (or that successor ETF) is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the ETF Shares of that underlying ETF (or that successor ETF) obtained from as many recognized dealers in that underlying ETF (or that successor ETF), but not exceeding three, as will make those bid prices available to the calculation agent.  Bids of any of our affiliates may be included in the calculation of the mean, but only to the extent that any of those bids is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "— Postponement of a Determination Date" and "General Terms of Securities — Additional Underlying ETF Provisions — Discontinuation of an Underlying ETF; Alternate Calculation of Closing Price and Trading Price."

Unless otherwise specified in the relevant terms supplement, the "**trading price**" of one ETF Share of an underlying ETF or any relevant successor ETF at any time on any relevant day means:

- if that underlying ETF (or that successor ETF) is listed or admitted to trading on a national securities exchange, the most recently reported sale price, regular way, at that time during the principal trading session on that day on the principal U.S. securities exchange registered under the Exchange Act, on which that underlying ETF (or that successor ETF) is listed or admitted to trading; or

- if that underlying ETF (or that successor ETF) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the most recently reported sale price at that time during the principal trading session on the OTC Bulletin Board on that day,

in each case subject to the provisions of "General Terms of Securities — Additional Underlying ETF Provisions — Discontinuation of an Underlying ETF; Alternate Calculation of Closing Price and Trading Price."

### *Other Terms*

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable, if any, with respect to the securities on the applicable date or dates.  We will give DTC irrevocable instructions and authority to pay the applicable amount to the holders of the securities entitled thereto.

A **"business day"** is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The **"calculation agent"** is the agent appointed by us to make certain calculations for the securities, which initially will be J.P. Morgan Securities LLC (**"JPMS"**). See "General Terms of Securities — Calculation Agent" below.  JPMS is our affiliate and may have interests adverse to yours.  Please see "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities due to JPMS's role as calculation agent."

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in the open market or by private agreement.

### Postponement of a Determination Date

If a determination date is not a Disrupted Day (as defined below) for any underlying asset (any underlying asset affected by a Disrupted Day, a **"Disrupted Underlying Asset"**), the applicable determination date will be postponed to the earliest day on which the underlying asset value of each underlying asset has been established, as described below:

(a) for each underlying asset that is not a Disrupted Underlying Asset (an **"Unaffected Underlying Asset"**), the underlying asset value on the postponed determination date will be deemed to be the underlying asset value on the originally scheduled determination date; and

(b) for each Disrupted Underlying Asset, the underlying asset value on the postponed determination date will be deemed to be the underlying asset value on the first business day immediately following the originally scheduled determination date that is not a Disrupted Day for that Disrupted Underlying Asset.

Accordingly, if a determination date is postponed as described above, the calculation agent may reference the underlying asset values of the underlying assets from different business days when making any determinations with respect to that determination date, as postponed.

For example, assume that the securities are linked to three underlying assets, underlying asset A, underlying asset B and underlying asset C, and that:

(a) Business Day 1, a scheduled determination date, is not a Disrupted Day for underlying asset A but is a Disrupted Day for underlying assets B and C;

(b) Business Day 2 is not a Disrupted Day for underlying asset B but is a Disrupted Day for underlying asset C; and

(c) Business Day 3 is not a Disrupted Day for underlying asset C.

Under these circumstances, the determination date originally scheduled to occur on Business Day 1 would be postponed to Business Day 3 and, with respect to that determination date, as postponed, the underlying asset values would be deemed to be (a) for underlying asset A, the underlying asset value on Business Day 1; (b) for underlying asset B, the underlying asset value on Business Day 2 and (c) for underlying asset C, the underlying asset value on Business Day 3.

In no event, however, will any determination date be postponed to a date that is after the applicable Final Disrupted Determination Date. If a determination date has been postponed to the applicable Final Disrupted determination date and on that day, the underlying asset value for any Disrupted Underlying Asset has not been established in accordance with the first paragraph of this "— Postponement of a Determination Date" section above (a "**Final Disrupted Underlying Asset**"), the underlying asset value for that determination date will be determined by the calculation agent on that Final Disrupted Determination Date and will be deemed to be:

(a) for each Unaffected Underlying Asset, the underlying asset value on the originally scheduled determination date;

(b) for each Disrupted Underlying Asset that is not a Final Disrupted Underlying Asset, the underlying asset value determined in the manner described in the first paragraph of this "— Postponement of a Determination Date" section above;

(c) for each Final Disrupted Underlying Asset that is an underlying stock or the ETF Shares of an underlying ETF, the closing price of one share of that underlying stock or one ETF Share of that underlying ETF, as applicable, determined by the calculation agent in good faith based on the calculation agent's assessment of the market value of one share of that underlying stock or one ETF Share of that underlying ETF, as applicable, on that Final Disrupted Determination Date; and

(d) for each Final Disrupted Underlying Asset that is an underlying index, unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, the index closing value of that underlying index determined by the calculation agent in accordance with the formula for and method of calculating the index closing value of this underlying index last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for that suspension or limitation or non-trading day) on that Final Disrupted Determination Date of each security most recently constituting that underlying index.

Unless otherwise specified in the relevant terms supplement, a "**Disrupted Day**" means, with respect to an underlying asset, a day that is not a trading day with respect to that underlying asset or a day on which a market disruption event occurs or is continuing with respect to that underlying asset.

With respect to a determination date, unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, the **"Final Disrupted Determination Date"** means the tenth business day after that determination date, as originally scheduled.

Unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, a **"trading day"** is:

(a) with respect to an underlying stock, an underlying ETF or any relevant successor ETF, a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchange for that underlying stock, underlying ETF or successor ETF, as applicable, and (ii) the exchanges on which futures or options contracts related to that underlying stock, underlying ETF or successor ETF, as applicable, are traded; or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the calculation agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which that security is listed or admitted to trading; and

(b) with respect to an underlying index or any relevant successor index, a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchanges for securities underlying that underlying index or successor index, as applicable, and (ii) the exchanges on which futures or options contracts related to that underlying index or successor index, if applicable, are traded.

Unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, **"relevant exchange"** means:

(a) with respect to an underlying stock, an ADS reference stock, an underlying ETF or any successor ETF, the primary exchange or market for trading for the shares of that underlying stock, ADS reference stock, underlying ETF or successor ETF, as applicable; and

(b) with respect to an underlying index, any relevant successor index or any reference index, the primary exchange or market of trading for any security (or any combination thereof) then included in that underlying index, successor index or reference index, as applicable.

## Postponement of a Payment Date

In this product supplement, we refer to each coupon payment date, any relevant redemption date and the maturity date as **"Payment Dates."**

If any scheduled Payment Date (as specified in the relevant terms supplement) is not a business day, then that Payment Date will be the next succeeding business day following the scheduled Payment Date.  If, due to a market disruption event or otherwise, the determination date immediately preceding any Payment Date is postponed so that it falls less than three business days prior to that scheduled Payment Date, that Payment Date will be the third business day following that determination date, as postponed, unless otherwise specified in the relevant terms supplement.  If any Payment Date is adjusted as the result of a non-business day, a market disruption event or otherwise, any payment of interest due on that Payment Date will be made on that Payment Date as adjusted, with the same force and effect as if that Payment Date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

**No Fractional Share**

For Physically Settled Securities, if we deliver shares of an underlying stock that is the worst performing underlying asset to you at maturity, we will pay cash in lieu of delivering any fractional share of that underlying stock in an amount equal to the product of the closing price of one share of that underlying stock *multiplied* by the fractional amount as determined by the calculation agent on the final determination date.

**Delivery of Shares of an Underlying Stock that Is the Worst Performing Underlying Asset**

For Physically Settled Securities, we may designate any of our affiliates to deliver any shares of any underlying stock that is the worst performing underlying asset or any Exchange Property (as defined in "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events — The Exchange Property") pursuant to the terms of the securities and we will be discharged of any obligation to deliver those shares of that underlying stock or Exchange Property to the extent of such performance by our affiliates.  Reference in this product supplement to delivery of shares of that underlying stock or any Exchange Property by us will also include delivery of those shares or Exchange Property by our affiliates.

# RISK FACTORS

*Your investment in the securities will involve certain risks. The securities may pay contingent coupons as specified in the relevant terms supplement but do not guarantee any return of principal at, or prior to, maturity. Investing in the securities is not equivalent to investing (or taking a short position) directly in any underlying stock, any underlying index, any underlying ETF, any of the securities included in any underlying index or any of the securities, commodities or futures contracts held by any underlying ETF. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities.* **You should consider carefully the following discussion of risks before you decide that an investment in the securities is suitable for you.**

## Risks Relating to the Securities Generally

### Your investment in the securities may result in a loss.

The securities differ from conventional debt securities and do not guarantee any return of principal. If the securities are not automatically redeemed prior to maturity, we will pay you your principal back at maturity unless (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period and (ii) the final value of any underlying asset is less than its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period and (ii) the final value of any underlying asset is less than its initial value.

If the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period and (ii) the final value of any underlying asset is less than its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period and (ii) the final value of any underlying asset is less than its initial value:

- for Cash-Settled Notes and for Physically Settled Notes for which the worst performing underlying asset is not an underlying stock, you will lose some or all of your initial investment at maturity, unless the aggregate amount of any contingent coupons received is sufficient to offset the decline in the value of the worst performing underlying asset; and

- for Physically Settled Notes for which the worst performing underlying asset is an underlying stock, at maturity you will receive, instead of a cash payment calculated as described above, the number of shares of that underlying stock equal to its exchange ratio (or, at our election, the cash value). If you receive shares of any underlying stock, fractional shares will be paid in cash. **The market value of the exchange ratio or the cash value will most likely be less than the stated principal amount per security and may be zero. Under these circumstances, you will may some or all of your initial investment at maturity, unless the aggregate amount of any contingent coupons received is sufficient to offset the decline in the value of the worst performing underlying asset.**

**The securities do not guarantee the payment of interest and may not pay any interest at all.**

The terms of the securities differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the underlying assets.  We will pay a contingent coupon with respect to a determination date only if the underlying asset value of each underlying asset on that determination date is greater than or equal to its coupon barrier level.  If the underlying asset value of any underlying asset on that determination date is less than its coupon barrier level, no contingent coupon will be made with respect to that determination date, and the contingent coupon that would otherwise have been payable with respect to that determination date will not be accrued.  Accordingly, if the underlying asset value of any underlying asset on each determination date is less than the applicable coupon barrier level, you will not receive any interest payment over the term of the securities.

**The securities are subject to the credit risk of JPMorgan Chase & Co.**

The securities are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the securities.  Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the securities.  Any actual or potential changes in our creditworthiness or the credit spreads, as determined by the market for taking our credit risk, is likely to affect adversely the value of the securities.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the securities and you could lose your entire investment.

**The appreciation potential of the securities is limited, and you will not participate in any appreciation in the value of any underlying asset.**

The appreciation potential of the securities is limited to the sum of any contingent coupons that may be paid over the term of the securities, regardless of any appreciation in the value of any underlying asset.  You will not participate in any appreciation in the value of any underlying asset. Accordingly, your investment in the securities will result in a gain only if (a) the underlying asset value of each underlying asset on one or more determination dates is greater than or equal to the applicable coupon barrier level, which triggers the payment of a contingent coupon, and (b) the sum of any contingent coupons paid over the terms of the securities is greater than any loss of your initial investment at maturity.

**You are exposed to the risk of decline in the value of each underlying asset.**

Your return on the securities and your payment at maturity, if any, is not linked to a basket consisting of the underlying assets.  Rather, whether you receive any contingent coupons and, assuming your securities have not been redeemed, your payment at maturity will be contingent upon the performance of each individual underlying asset.  Unlike an instrument with a return linked to a basket of underlying assets, in which risk is mitigated and diversified among all the components of the basket, you will be exposed equally to the risks related to *all* of the underlying assets.  As a result, your return on the securities may be adversely affected if the changes in the values of the underlying assets are not correlated.  Poor performance by any one of the underlying assets over the term of the securities may negatively affect whether you receive any contingent coupons and the amount, if any, of your payment at maturity and will not be offset or mitigated by a positive performance by any or all of the other underlying assets.  Accordingly, your investment is subject to the risk of each underlying asset.

You cannot predict the future performance of an underlying asset based on its historical performance. The value of an underlying asset may decline below the coupon barrier level on any determination date or below the downside threshold level during the Monitoring Period, if applicable, or on the final determination date even though that underlying asset has not experienced such a decrease in the past.

**The benefit provided by the downside threshold level may terminate on any day during the term of the securities.**

If the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period and (ii) the final value of any underlying asset is less than its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period and (ii) the final value of any underlying asset is less than its initial value, you will be fully exposed to any depreciation in the underlying asset value of the worst performing underlying asset.  We refer to this feature as a contingent buffer.  Under these circumstances, at maturity you will lose 1% of the stated principal amount per security for every 1% that the final value of the worst performing underlying asset is less than its initial value, subject to any contingent payment payable at maturity or, if the securities are Physically Settled Notes and the worst performing underlying asset is an underlying stock, at maturity you will receive the number of shares of that underlying stock equal to its exchange ratio (or, at our election, the cash value).  The market value of the exchange ratio or the cash value will most likely be less than the stated principal amount per security and may be zero.

You will be subject to this potential loss of principal even if (for notes with continuous or daily monitoring) the value of the relevant underlying asset subsequently recovers so that its final value is not less than its downside threshold level.  If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus any contingent coupon at maturity.  As a result, your investment in the securities may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

**The automatic call feature may force a potential early exit and the corresponding reinvestment risk.**

The securities will be automatically redeemed before maturity if the underlying asset value of each underlying asset on any determination date (other than the final determination date) is greater than or equal to its initial value.  Under these circumstances, the amount of contingent interest payable on the securities may be less than the amount of contingent interest that would have been payable if the securities had not been redeemed prior to maturity, and for each security, investors will receive on the applicable redemption date the stated principal amount *plus* the contingent coupon applicable to the relevant determination date.  If the securities are automatically redeemed, you will lose the opportunity to receive further contingent coupons, if any, from the relevant redemption date to the scheduled maturity date.  Because of this automatic call feature, the term of your investment in the securities may be limited to a period that is shorter than the original term of the securities.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically redeemed prior to the maturity date.

**Our offering of the securities does not constitute an expression of our view about, or a recommendation of, any underlying stock, any underlying index, any underlying ETF, the securities included in any underlying index or the securities, commodities or futures contracts held by any underlying ETF.**

You should not take our offering of the securities as an expression of our views about how any underlying stock, any underlying index, any underlying ETF, the securities included in any underlying index or the securities, commodities or futures contracts held by any underlying ETF will perform in the future or as a recommendation to invest (directly or indirectly, by taking a long or short position) in any underlying stock, any underlying index, any underlying ETF, the securities included in any underlying index or the securities, commodities or futures contracts held by any underlying ETF, including through an investment in the securities.  As a global financial institution, we and our affiliates may, and often do, have positions (long, short or both) in one or more underlying stocks, underlying indices or underlying ETFs and the securities, commodities and futures contracts underlying one or more underlying indices or underlying ETFs that conflict with an investment in the securities.  See "— We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities" below and "Use of Proceeds and Hedging" in this product supplement for some examples of potential conflicting positions we may have.  You should undertake an independent determination of whether an investment in the securities is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

**We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities.**

In anticipation of the sale of the securities, we expect to hedge our obligations under the securities through certain affiliates or unaffiliated counterparties by taking positions in instruments the value of which is derived from one or more underlying stocks, underlying indices or underlying ETFs, the securities included in one or more underlying indices or the securities, commodities or futures contracts held by one or more underlying ETFs. We may also adjust our hedge by, among other things, purchasing or selling instruments the value of which is derived from one or more underlying stocks, underlying indices or underlying ETFs, the securities included in one or more underlying indices or the securities, commodities or futures contracts held by one or more underlying ETFs at any time and from time to time, and close out or unwind our hedge by selling any of the foregoing on or before any determination date. We cannot give you any assurances that our hedging will not negatively affect the values of the underlying assets or the performance of the securities. See "Use of Proceeds and Hedging" below for additional information about our hedging activities.

This hedging activity may present a conflict of interest between your interest as a holder of the securities and the interests our affiliates have in executing, maintaining and adjusting hedge transactions. These hedging activities could also affect the price at which JPMS is willing to purchase your securities in the secondary market.

Our hedging counterparties expect to make a profit. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS and other affiliates of ours also trade the underlying stocks, the underlying ETFs, the securities included in the underlying indices, the securities, commodities or futures contracts held by the underlying ETFs and other financial instruments related to the underlying stocks, the underlying indices, the underlying ETFs, the securities included in the underlying indices and the securities, commodities or futures contracts held by the underlying ETFs on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management and to facilitate transactions, including block transactions, on behalf of customers. While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the underlying asset value of one or more underlying assets on the pricing date and/or decrease the underlying asset value of one or more underlying assets on any determination date, which could adversely affect any payment on the securities.

It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines.

**We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our business activities.**

We or our affiliates may currently or from time to time engage in business with the issuer of an underlying stock or companies the equity securities of which are included in an underlying index, held by an underlying ETF or included in a relevant reference index (the "**underlying companies**"), including extending loans to, making equity investments in or providing advisory services to the underlying companies, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire nonpublic information about the underlying companies, and we will not disclose any such information to you. In addition, we or one or more of our affiliates may publish research reports or otherwise express views about the underlying companies. Any prospective purchaser of securities should undertake an independent investigation of each of the underlying companies as in its judgment is appropriate to make an informed decision with respect to an investment in the securities. We do not make any representation or warranty to any purchaser of securities with respect to any matters whatsoever relating to our business with the underlying companies.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for issuances of other securities or financial instruments with returns linked or related to changes in the level or price, as applicable, of an underlying stock, an underlying index or an underlying ETF, the securities included in an underlying index or the securities, commodities or futures contracts held by an underlying ETF.  To the extent that we or one of our affiliates serves as issuer, agent or underwriter for these securities or financial instruments, our or their interests with respect to these securities or financial instruments may be adverse to those of the holders of the securities.  By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currencies in which the equity securities underlying a foreign underlying index or a foreign ETF are denominated.  If currency exchange rate calculations are involved in the calculation of the index closing values of a foreign underlying index or the net asset values of a foreign ETF, these trading activities could potentially affect the exchange rates with respect to the currencies in which the equity securities underlying that foreign underlying index or foreign ETF are denominated, the index closing values of that foreign underlying index or the closing prices of that foreign ETF and, accordingly, the value of the securities.  A **"foreign underlying index"** or a **"foreign ETF"** is one that is composed primarily of securities issued by non-U.S. companies.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you.  In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates.  We do not make any representation or warranty to any purchaser of securities with respect to any matters whatsoever relating to future currency exchange rate movements and, if the securities are linked to a foreign underlying index or a foreign ETF, any prospective purchaser of the securities should undertake an independent investigation of the currencies in which securities underlying a foreign underlying index or a foreign ETF are denominated and their related exchange rates as, in its judgment, is appropriate to make an informed decision with respect to an investment in the securities.

**We or our affiliates may have economic interests that are adverse to those of the holders of the securities due to JPMS's role as calculation agent.**

JPMS, one of our affiliates, will act as the calculation agent.  The calculation agent will determine, among other things, each coupon barrier level, each downside threshold level, any exchange ratio, any cash value, any initial stock price, any initial index value, any initial share price, any final stock price, any final index value, any final share price, any stock performance factor, any index performance factor, any ETF performance factor, any stock adjustment factor, any share adjustment factor and anti-dilution adjustments, any closing price, any trading price, any index closing value, any index value, whether a contingent coupon is payable with respect to any determination date, whether an automatic call is triggered on any determination date and the amount of any payment on the securities.  The calculation agent will also make the assumptions used to determine the pricing of the securities and the estimated value of the securities when the terms of the securities are set.  In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- adjustments to any stock adjustment factor or share adjustment factor and any adjustments as the result of a Reorganization Event;

- whether to select a successor underlying stock and, if applicable, which common stock to select if an ADS serving as an underlying stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the applicable ADS reference stock and the ADS depositary is terminated;

- whether to select a successor foreign underlying stock if a non-U.S. equity security (other than an ADS) serving as the underlying stock is delisted or is no longer admitted to trading on a securities exchange or if such underlying stock is nationalized;

- whether an underlying index has been discontinued, whether the method of calculating an underlying index has changed in a material respect or whether an underlying index has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the level of that underlying index had those changes or modifications not been made and, if applicable, which index to select as a successor index; and

- whether an underlying ETF has been delisted, liquidated or otherwise terminated, an underlying ETF or its reference index, if applicable, has been changed in a material respect or an underlying ETF has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the price of that underlying ETF had those changes or modifications not been made and, if applicable, which exchange-traded fund to select as a successor ETF.

In performing these duties, JPMS may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

**JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the securities, and may do so in the future.  Any such research, opinions or recommendations could affect the value of any underlying asset, and, therefore, the market value of the securities.**

JPMS and its affiliates publish research from time to time on underlying companies, financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities.  JPMS and its affiliates may have published or may publish research or other opinions that call into question the investment view implicit in an investment in the securities.  Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice.  Investors should make their own independent investigation of the merits of investing in the securities and any underlying asset to which the securities are linked.

**In certain circumstances, your payment at maturity will be determined by the underlying asset with the worst performance on the final determination date.**

If the securities have not been previously redeemed and if (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period or (c) for securities with a monitoring period and continuous monitoring, the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period, your return on the securities will be determined by the worst performing underlying asset on the final determination date, and the securities may not return any of your initial investment.

For example, for securities without a monitoring period linked to two underlying assets, assuming the securities have not been previously redeemed, even if the final value of one underlying asset is greater than or equal to its initial value, if the final value of the other underlying asset (in this example, the worst performing underlying asset) is less than its downside threshold level, at maturity you will lose 1% of the principal amount of your investment for every 1% that the final value of the worst performing asset its less than its initial value, or, if the securities are Physically Settled Securities and the worst performing underlying is an underlying stock, at maturity you will receive the number of shares of that underlying stock equal to its exchange ratio (or, at our election, the cash value), in addition to any contingent coupon.  The market value of the exchange ratio of any underlying stock that is the worst performing underlying asset or the cash value will most likely be less than the principal amount of your securities and may be zero.

**In certain circumstances, for notes with a monitoring period, your payment at maturity may be based on an underlying asset other than the asset with the lowest underlying asset value or underlying asset trading value, as applicable, at the relevant time during the monitoring period.**

If the securities have not been previously redeemed, the final value of any underlying asset is less than its initial value and (a) for securities with a monitoring period and daily monitoring, the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period or (b) for securities with a monitoring period and continuous monitoring, the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period, your payment at maturity may be based on an underlying asset other than the asset with the lowest underlying asset value or underlying asset trading value, as applicable, at the relevant time during the monitoring period.

For example, assuming the securities are linked to two underlying assets, daily monitoring or continuous monitoring applies and the relevant terms supplement specifies that the downside threshold level for each underlying asset is equal to 70% of its initial value, if the underlying asset value (for securities with daily monitoring) or the underlying asset trading value (for securities with continuous monitoring) of underlying asset A is less than its downside threshold level on any day (for securities with daily monitoring) or at any time (for securities with physical monitoring) during the monitoring period and the underlying asset value or underlying asset trading value, as applicable, of underlying asset A subsequently increases in value so that its final value exceeds or is equal to its initial value, your payment at maturity will not necessarily be based on the performance of underlying asset A. Instead, if the underlying asset performance factor of underlying asset B is -20%, and the underlying asset performance factor of underlying A is 10%, your payment at maturity will be based on the performance of underlying asset B, which is the worst performing underlying asset. Under these circumstances, your payment at maturity will be equal to $8 for each security (or, if the securities are Physically Settled Notes and underlying asset B is a reference stock, you will receive at maturity a number of shares of underlying asset B equal to the exchange ratio of underlying asset B (or at our election, the cash value)) even though the value of underlying asset B did not declined below its downside threshold level during the monitoring period.

**For Physically Settled Securities, if you receive shares of an underlying stock that is the worst performing underlying at maturity, the value of those shares may be less on the maturity date than on the final determination date.**

For Physically Settled Securities, assuming the securities have not been previously redeemed, if the final value of any underlying asset is less than its downside threshold level and the worst performing underlying asset is an underlying stock, you will receive at maturity a number of shares of the underlying stock that is the worst performing underlying asset equal to the exchange ratio of that underlying stock (or at our election, the cash value). The value of that exchange ratio on the final determination date will be less than the stated principal amount for each security and could decrease further during the period between the final determination date and the maturity date. We will make no adjustments to the exchange ratio of an underlying stock that is the worst performing underlying asset to account for any fluctuations in the value of that exchange ratio, and you will bear the risk of any decrease in the value of that exchange ratio between the final determination date and the maturity date.

**The final value of any underlying asset may be less than the underlying asset value of that underlying asset at other times during the term of the securities.**

The final value of each underlying asset is calculated based on the underlying asset value of that underlying asset on the final determination date; the underlying asset value of any underlying asset at various other times during the term of the securities could be higher than its final value. This difference could be particularly large if there is a significant increase in the underlying asset value of any underlying asset before and/or after the final determination date, if there is a significant decrease in the underlying asset value of any underlying asset around the time of the final determination date or if there is significant volatility in the underlying asset value of any underlying asset during the term of the securities (especially on dates near the final determination date). For example, if the underlying asset value of an underlying asset increases or remains relatively constant during the initial term of the securities and then decreases below its initial value, the final value of that underlying asset may be significantly less than if it were calculated on a date earlier than the final determination date. Under these circumstances, if the securities have not been previously redeemed, you may receive a lower payment at maturity than you would have received if you had invested directly in any underlying stock, any underlying index, any underlying ETF, the securities included in any reference index, the securities, commodities or futures contracts held by any underlying ETF or contracts relating to any underlying stock, underlying index or underlying ETF for which there is an active secondary market.

**The securities are designed to be held to maturity unless redeemed prior to maturity.**

The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where one or more underlying assets have appreciated since the pricing date. The potential returns described in the relevant terms supplement assume that your securities are held to maturity unless automatically redeemed prior to maturity, if applicable.

**Secondary trading may be limited.**

Unless otherwise specified in the relevant terms supplement, the securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market for the securities, it may not provide enough liquidity to allow you to trade or sell the securities easily.

JPMS may act as a market maker for the securities, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which JPMS is willing to buy the securities. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

**Secondary market prices of the securities will likely be lower than the original issue price of the securities.**

Any secondary market prices of the securities will likely be lower than the original issue price of the securities because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the securities. As a result, the price, if any, at which JPMS will be willing to buy securities from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the securities.

**Secondary market prices of the securities will be impacted by many economic and market factors.**

The secondary market price of the securities during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the levels or prices of the underlying assets, including:

the actual and expected frequency and magnitude of changes in any underlying asset value (*i.e.*, volatility);

- any actual or potential change in our creditworthiness or credit spreads;

- customary bid-ask spreads for similarly sized trades;

- secondary market credit spreads for structured debt issuances;

- the time to maturity of the securities;

- whether the underlying asset value of any underlying asset is less than the coupon barrier level on any determination date or is less than the downside threshold level on the final determination date or during the monitoring period, as applicable;

- the dividend rate on an underlying stock or on the equity securities underlying an underlying index or an underlying ETF (while not paid to holders of the securities, dividend payments on an underlying stock or on any equity securities underlying an underlying index or an underlying ETF may influence the value of the relevant underlying asset and the market value of options on that underlying asset and therefore affect the market value of the securities);

- the occurrence of certain corporate events to the shares of an underlying stock that may or may not require an adjustment to the applicable stock adjustment factor or, in the case of an underlying stock that is a non-U.S. equity security or an ADS, the selection of a successor foreign underlying stock or a successor underlying stock, as applicable;

- the occurrence of certain events to the ETF Shares of an underlying ETF that may or may not require an adjustment to the applicable share adjustment factor;

- supply and demand trends and market prices at any time for the commodities upon which the futures contracts that compose any commodity ETF or the exchange-traded futures contracts on such commodities;

- interest and yield rates in the market generally as well as in the markets of an underlying stock and the markets of the securities included in an underlying index or the securities, commodities or futures contracts held by an underlying ETF;

- economic, financial, political, regulatory and judicial events that affect an underlying stock, the equity securities underlying an underlying index or an underlying ETF (other than a commodity ETF) or stock markets generally;

- economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect a commodity ETF or commodity markets generally;

- changes in correlation (the extent to which the value of the underlying assets increase or decrease to the same degree at the same time) between the underlying assets; and

- the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which an ADS reference stock (with respect to an underlying stock that is an ADS) or the equity securities underlying a foreign underlying index or a foreign ETF are traded, and, if a foreign underlying index or a foreign ETF is calculated in one currency and the equity securities underlying that foreign underlying index or foreign ETF are traded in one or more other currencies, the correlation between those rates and the value of that foreign underlying index or foreign ETF.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the securities, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the securities, if any, at which JPMS may be willing to purchase your securities in the secondary market.

Some or all of these factors will influence the price you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your securities at a substantial discount from the stated principal amount if the underlying asset value is less than the coupon barrier level or the downside threshold level.

You will not receive a contingent coupon with respect to any determination date on which the underlying asset value of any underlying asset is less than the applicable coupon barrier level.  If the securities have not been previously redeemed and (a) for securities without a monitoring period, the final value of any underlying asset is less than its downside threshold level, (b) for securities with a monitoring period and daily monitoring, (i) the underlying asset value of any underlying asset is less than its downside threshold level on any day during the monitoring period and (ii) the final value of any underlying asset is less than its initial value or (c) for securities with a monitoring period and continuous monitoring, (i) the underlying asset trading value of any underlying asset is less than its downside threshold level at any time during the monitoring period and (ii) the final value of any underlying asset is less than its initial value:

- for Cash-Settled Notes and for Physically Settled Notes for which the worst performing underlying asset is not an underlying stock, you will lose some or all of your initial investment at maturity, unless the aggregate amount of any contingent coupons received is sufficient to offset the decline in the value of the worst performing underlying asset; and

- for Physically Settled Notes for which the worst performing underlying asset is an underlying stock, at maturity you will receive, instead of a cash payment calculated as described above, the number of shares of that underlying stock equal to its exchange ratio (or, at our election, the cash value).  If you receive shares of any underlying stock, fractional shares will be paid in cash.  **The market value of the exchange ratio or the cash value will most likely be less than the stated principal amount per security and may be zero.  Under these circumstances, you will may some or all of your initial investment at maturity, unless the aggregate amount of any contingent coupons received is sufficient to offset the decline in the value of the worst performing underlying asset.**

**If the underlying asset value of an underlying asset changes, the market value of your securities may not change in the same manner.**

Owning the securities is not the same as owning any underlying stock, any underlying ETF, the securities included in any underlying index or the securities, commodities or futures contracts held by any underlying ETF.  Accordingly, changes in the underlying asset value of an underlying asset may not result in a comparable change in the market value of the securities.  If the underlying asset value of any underlying asset on any day has increased, the value of the securities may not increase comparably, if at all.  It is also possible for underlying asset value of an underlying asset to increase moderately while the value of the securities declines.

When the underlying asset trading value (in the case of continuous monitoring) or the underlying asset value (in the case of daily or single observation monitoring) of any underlying asset on any day nears its downside threshold level for the first time, the market value of the securities will likely decline at a greater rate than the market value of that underlying asset.  Under these circumstances, we expect the market value of the securities to decline to reflect, among a number of other factors, that the value of the payment at maturity is more likely to be less than the principal amount of the securities.

**You will have no ownership rights in any underlying stock, any underlying ETF or in any securities included in any underlying index or any securities, commodities or futures contracts held by any underlying ETF.**

Investing in the securities is not equivalent to investing in any underlying stock, any underlying index, any Underlying ETF, the securities included in any underlying index, the securities, commodities or futures contracts held by any Underlying ETF or exchange-traded or over-the-counter instruments based on any underlying stock, any underlying index, any Underlying ETF, the securities included in any underlying index or the securities, commodities or futures contracts held by any Underlying ETF. As an investor in the securities, you will not have any ownership interests or rights in any underlying stock, any underlying index, any Underlying ETF, the securities included in any underlying index or the securities, commodities or futures contracts held by any Underlying ETF. If the securities are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of such ADSs or the applicable ADS reference stocks.

**Your return on the securities will not reflect dividends or other distributions on any underlying stock or on the equity securities underlying any underlying index that is not a total return index or any underlying ETF.**

Your return on the securities will not reflect the return you would realize if you actually owned any underlying stock, the equity securities underlying any underlying index that is not a total return index or any underlying ETF and received the dividends or other distributions paid on those equity securities. This is because, assuming the securities have not been previously redeemed, the calculation agent will calculate the amount payable to you at maturity of the securities by reference to the final value of the worst performing underlying and, in the case of continuous monitoring or daily monitoring, the performance of the underlying assets during the monitoring period. The final value of each underlying asset will reflect the prices of any relevant underlying stock, the equity securities underlying any relevant underlying index that is not a total return index or any relevant underlying ETF on the determination date(s) without taking into consideration the value of dividends or other distributions paid on those equity securities.

**Concentration risks may adversely affect the value of the securities.**

If one or more underlying assets are concentrated in a single or a limited number of industry or commodity sectors or geographical regions, you will not benefit, with respect to the securities, from the advantages of a diversified investment, and will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment, even if one or more of the other underlying assets provides broad market exposure. See "You are exposed to the risk of decline in the value of each underlying asset" above. You should be aware that other investments may be more diversified than the securities in terms of the number and variety of industry or commodity sectors or geographical regions.

**Market disruptions may adversely affect your return.**

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining any underlying asset value on any determination date, determining whether a contingent coupon is payable with respect to any determination date, determining whether an automatic call is triggered on any determination date or calculating any amount payable on the securities. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more determination dates and Payment Dates will be postponed and your return will be adversely affected. See "General Terms of Securities — Market Disruption Events." Moreover, if any determination date is postponed to the last possible day and the underlying asset value of any underlying asset is not available on that day because of a market disruption event or because that day is not a trading day, the calculation agent will nevertheless determine the underlying asset value of that underlying asset on that last possible day. See "Description of Securities — Postponement of a Determination Date" for more information.

**The tax consequences of an investment in the securities are uncertain.**

There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS"). The IRS might not accept, and a court might not uphold, the treatment of the securities as prepaid forward contracts with associated contingent coupons, as described in "Material U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities could be affected materially.

Although the U.S. federal income tax treatment of contingent coupons (including any contingent coupons paid in connection with an automatic call or at maturity) is uncertain, we expect (in the absence of an administrative determination or judicial ruling to the contrary), insofar as we have tax reporting responsibilities with respect to your securities, to treat any contingent coupons as ordinary income.

In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this product supplement no. MS-8-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

**Non-U.S. Holders may be subject to U.S. withholding tax.**

The U.S. federal income tax treatment of contingent coupons is uncertain, and although we believe it is reasonable to conclude that contingent coupons are not subject to U.S. withholding tax (at least if a Form W-8 is provided, and subject to the discussion in the section entitled "Material U.S. Federal Income Tax Consequences—FATCA"), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your securities is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). In the event of such withholding, we will not be required to pay any additional amounts with respect to amounts so withheld. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities in light of your particular circumstances.

**Historical performance of any underlying asset should not be taken as an indication of the future performance of that underlying asset during the terms of the securities.**

The actual performance of any underlying asset over the term of the securities, as well as the amount payable at maturity or, if applicable, upon automatic call or on any coupon payment date may bear little relation to the historical performance of that underlying asset. The value of any underlying asset will be determined by the trading prices of the relevant underlying stock, the trading prices of the equity securities underlying the relevant underlying index or the trading prices of the relevant underlying ETF, as applicable. As a result, it is impossible to predict whether the value of any underlying asset will rise or fall.

**JPMorgan Chase & Co. employees holding the securities must comply with policies that limit their ability to trade the securities and may affect the value of their securities.**

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the securities for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the securities, you may not be able to purchase any securities described in the relevant terms supplement from us and your ability to trade or sell any of those securities in the secondary market may be limited.

## Risks Relating to an Underlying Stock

**We have no affiliation with the issuer of any underlying stock.**

The issuer of any underlying stock is not an affiliate of ours and will not be involved in any of our offerings of securities pursuant to this product supplement in any way. Consequently, we have no control of the actions of the issuer of any underlying stock, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity or, if applicable, upon early automatic call. No underlying stock issuer will have an obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of any underlying stock.

In addition, as we are not affiliated with the issuer of any underlying stock, we do not assume any responsibility for the adequacy of the information about any underlying stock or its issuer contained in any terms supplement or in any underlying stock issuer's publicly available filings. We are not responsible for any issuer's public disclosure of information on itself or any underlying stock, whether contained in Securities and Exchange Commission, which we refer to as the SEC, filings or otherwise. As an investor in the securities, you should make your own investigation into any relevant underlying stock.

**We or one of our affiliates may serve as the depositary for the American Depositary Shares representing the common stock of an issuer.**

We or one of our affiliates may serve as depositary for some foreign companies that issue ADSs. If an underlying stock is an ADS, and we or one of our affiliates serves as depositary for such ADSs, our or such affiliates' interests, as depositary for the ADSs, may be adverse to your interests as a holder of the securities.

**If an underlying stock is an ADS, fluctuations in exchange rates will affect your investment.**

There are significant risks related to an investment in a security that is linked to the ADSs of one or more foreign issuers, which are quoted and traded in U.S. dollars, each representing an ADS reference stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the applicable ADS reference stocks. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the securities. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the applicable ADS reference stock on non-U.S. securities markets and, as a result, may affect the market price of the applicable ADS, which may consequently affect the value of the securities.

**We have no control over exchange rates.**

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a security that is linked to the ADSs of one or more foreign issuers, which are quoted and traded in U.S. dollars, each representing an ADS reference stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

**If an underlying stock is a non-U.S. equity security, the stock performance factor for that underlying stock will not be adjusted for changes in exchange rates that might affect that underlying stock.**

The securities are denominated in U.S. dollars, and the amount payable on the securities at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and the foreign currency in which a non-U.S. equity security serving as an underlying stock is denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the applicable stock performance factor. The amount we pay in respect of the securities on the maturity date will be determined solely in accordance with the procedures described in "Description of Securities — Payment at Maturity."

**If an underlying stock is a non-U.S. equity security or an ADS, an investment in the securities is subject to risks associated with non-U.S. securities markets.**

An investment in the securities linked to the value of a non-U.S. equity security or the value of the ADSs of one or more foreign issuers representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for securities linked to the common stock or ADSs of one or more emerging markets issuers.

Some or all of these factors may influence the price of the non-U.S. equity security or ADSs. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the non-U.S. equity security or ADSs based on their historical performance. The value of the non-U.S. equity security or ADSs may decrease, which may adversely affect your payment at maturity or, if applicable, upon automatic call.

**There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.**

If your security is linked to the performance of the ADSs of one or more foreign issuers, you should be aware that your security is linked to the prices of the ADSs and not to the applicable ADS reference stocks, and there exist important differences between the rights of holders of ADSs and the ADS reference stocks. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the applicable ADS reference stock may be significant and may materially and adversely affect the value of the securities.

**In some circumstances, the payment you receive on the securities may be based on the common stock(s) (or ADSs, as applicable) of one or more companies that are not the applicable underlying stock(s).**

Following certain corporate events relating to an underlying stock where its issuer is not the surviving entity, a portion of the amount you receive at maturity may be based on the common stock of a successor to that underlying stock issuer or any cash or any other assets distributed to holders of that underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Exchange Property (as described below) in the section of this product supplement redeemed "General Terms of Securities — Additional Underlying Stock Provisions — Reorganization Events."

In addition, following the delisting or discontinuation of trading of a non-U.S. equity security serving as the underlying stock or the nationalization of the issuer of a non-U.S. equity security serving as the underlying stock, the calculation agent will have the option to replace the underlying stock with the common stock of a company organized in, or with its principal executive office located in, the country in which the issuer of the underlying stock is organized, or has its principal executive office, selected from among the common stocks of three companies with the three largest market capitalizations with the same industry as the issuer of the underlying stock that also have an equity security that is listed and traded on a national securities exchange in the United States. In the event of any such event, you will become subject to the closing price risk of the successor foreign underlying stock. We describe the procedures for selecting another underlying stock and underlying stock issuer in the section of this product supplement entitled "General Terms of Securities — Additional Underlying Stock Provisions — Delisting of an underlying stock or Nationalization of an Underlying Stock Issuer." You should read the section of this product supplement redeemed "General Terms of Securities — Additional Underlying Stock Provisions — Delisting of an Underlying Stock or Nationalization of an Underlying Stock Issuer" for more information. Replacing the original non-U.S. equity security serving as the underlying stock with another equity security may materially and adversely affect the value of the securities.

Furthermore, for securities linked to the performance of an ADS, if that ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer and the ADS depositary is terminated for any reason, the calculation agent will have the option to either (a), (i) replace that ADS with the ADS of a company selected from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of that original ADS is organized, or has its principal executive office, and that are then registered to trade on the New York Stock Exchange (the "**NYSE**") or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code ("**SIC Code**") as that original ADS that, in the sole discretion of the calculation agent, is the most comparable to that original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility or (ii) in certain circumstances, replace that ADS with the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of the original ADS is organized, or has its principal executive office and that are then registered to trade on the NYSE or The NASDAQ Stock Market that, in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the original ADS or (iii) in certain circumstances, replace that ADS with the common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the original ADS that, in the sole discretion of the calculation agent, is the most comparable to the original ADS, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility or (b) deem the applicable ADS reference stock to be that underlying stock.  You should read the section of this product supplement redeemed "General Terms of Securities — Additional Underlying Stock Provisions — Delisting of ADSs or Termination of ADS Facility" for more information.  Replacing the original ADS serving as an underlying stock with another ADS may materially and adversely affect the value of the securities.

### Anti-dilution protection is limited and may be discretionary.

The calculation agent will make adjustments to the stock adjustment factor for each underlying stock, which will be set initially at 1.0, for certain adjustment events (as defined below) affecting that underlying stock, including stock splits and certain corporate actions, such as mergers.  The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of an underlying stock or another party makes a partial tender or partial exchange offer for an underlying stock.  If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the securities may be materially and adversely affected.  You should also be aware that the calculation agent may make adjustments in response to events that are not described in this product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so.  With respect to the issuance of transferrable rights or warrants, the calculation agent may also make adjustments in a manner that differs from what is described in this product supplement in good faith to ensure an equitable result.  Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the securities in making these determinations.  See "General Terms of Securities — Additional Underlying Stock Provisions — Anti-Dilution Adjustments" for further information.

### We may exercise any and all rights we may have as a lender to, or a security holder of, the issuer of an underlying stock.

If we or any of our affiliates are lenders to, or hold securities of, the issuer of an underlying stock, we will have the right, but not the obligation, to exercise or refrain from exercising our rights as a lender to, or holder of securities of, such issuer.  Any exercise of our rights as a lender or holder of securities of the issuer of an underlying stock, or our refraining from such exercise, will be made without regard to your interests and could affect the value of the securities.

**We cannot assure you that the public information provided about the issuer of an underlying stock is accurate or complete.**

All disclosures contained in the relevant terms supplement regarding the issuer of an underlying stock will be derived from publicly available documents and other publicly available information, without independent verification. We have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of an underlying stock in connection with the offering of the securities. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of an underlying stock is accurate or complete, and are not responsible for public disclosure of information by the issuer of an underlying stock, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the publicly available documents of the issuer of an underlying stock or the value of the underlying stocks will have been publicly disclosed. Subsequent disclosure of any of those events or the disclosure of or failure to disclose material future events concerning the issuer of an underlying stock could affect the amount you will receive at maturity or, if applicable, upon automatic call and, therefore, the market value of the securities. Any prospective purchaser of the securities should undertake an independent investigation of the issuer of any relevant underlying stock as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Risks Relating to an Underlying Index

**The sponsor of an underlying index (an "Index Sponsor") may adjust that underlying index in a way that affects its level, and the underlying Index Sponsor has no obligation to consider your interests.**

The Index Sponsor of an underlying index is responsible for maintaining that underlying index. The Index Sponsor can add, delete or substitute the securities included in the applicable underlying index or make other methodological changes that could change the level of that underlying index. You should realize that the changing of securities included in an underlying index may affect that underlying index, as a newly added security may perform significantly better or worse than the security or securities it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the applicable underlying index. Any of these actions could adversely affect the value of the securities. The Index Sponsor of an underlying index has no obligation to consider your interests in calculating or revising that underlying index. See the relevant index description section in any related underlying supplement or the relevant terms supplement for additional information.

**For securities linked to an underlying index, unless otherwise specified in the relevant terms supplement or any related underlying supplement, to our knowledge, we are not currently affiliated with any other company the equity securities of which are included in an underlying index.**

For securities linked to an underlying index, unless otherwise specified in the relevant terms supplement or any related underlying supplement, to our knowledge, we are not currently affiliated with any issuers the equity securities of which are included in an underlying index. As a result, we will have no ability to control the actions of the issuers of those equity securities, including actions that could affect the value of the equity securities underlying an underlying index or your securities. Unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, none of the money you pay us will go to any underlying index Sponsor or any of the issuers of the equity securities included in any underlying index, and none of those issuers will be involved in the offering of the securities in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities. See any related underlying supplement or the relevant terms supplement for additional information about whether we are one of the companies included in an underlying index.

In the event we become affiliated with any issuer of equity securities that are included in an underlying index, we will have no obligation to consider your interests as a holder of the securities in taking any action with respect to such issuer that might affect the value of your securities.

**For securities linked to a foreign underlying index, the securities will be subject to risks associated with foreign underlying indices.**

For securities linked to a foreign underlying index, the securities will be subject to risks associated with foreign underlying indices.  See "— Risks Relating to a Foreign underlying index or a Foreign ETF" below.

### Risks Relating to an Underlying ETF

**The policies of the investment adviser or commodity pool operator, as applicable, for an underlying ETF, and the sponsor of its reference index, if applicable, could affect the value and the amount payable on the securities.**

The policies of the investment adviser or commodity pool operator, as applicable, for an underlying ETF concerning the calculation of the underlying ETF's net asset value; additions, deletions or substitutions of securities, commodities or futures contracts held by the underlying ETF; substitutions of its reference index, if applicable; and manner in which changes affecting a reference index, if applicable, are reflected in the underlying ETF, could affect the market price of the ETF Shares of such underlying ETF and, therefore, affect the amount payable on the securities at maturity, if any, and the value of the securities before maturity.  The amount payable on the securities and their value could also be affected if the investment adviser or commodity pool operator, as applicable, changes these policies, for example, by changing the manner in which it calculates the underlying ETF's net asset value, or if the investment adviser or commodity pool operator, as applicable, discontinues or suspends calculation or publication of the underlying ETF's net asset value, in which case it may become difficult to determine the value of the securities.

In addition, the sponsor of a reference index, if applicable, is responsible for the design and maintenance of the reference index.  The policies of the sponsor concerning the calculation of the reference index, including decisions regarding the addition, deletion or substitution of the securities, commodities or futures contracts included in the reference index, if applicable, could affect the value of the reference index and, consequently, the market prices of the ETF Shares of the underlying ETF and, therefore, the amount payable on the securities at maturity and the value of the securities before maturity.

**There are risks associated with an underlying ETF.**

An underlying ETF may have a limited operating history.  Although the ETF Shares of an underlying ETF may be listed for trading on NYSE Arca, Inc. ("**NYSE Arca**") and a number of similar products have been traded on NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETF Shares of any underlying ETF or that there will be liquidity in the trading market.

In addition, an underlying ETF is subject to management risk, which is the risk that the applicable investment adviser's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market prices of the ETF Shares of an underlying ETF and, consequently, the value of the securities.  See any applicable underlying ETF description in the relevant terms supplement or any relevant underlying supplement for additional information.

**The anti-dilution protection is limited.**

The calculation agent will make adjustments to the share adjustment factor for an underlying ETF, which will be set initially at 1.0 in each case, for certain events affecting the ETF Shares of that underlying ETF.  See "General Terms of Securities — Additional Underlying ETF Provisions — Anti-Dilution Adjustments."  The calculation agent is not required, however, to make those adjustments in response to all events that could affect the ETF Shares of an underlying ETF.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

**For securities linked to an underlying ETF that is designed to track a reference index, the performance of the underlying ETF may not correlate with the performance of its reference index.**

Unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, an underlying ETF that is designed to track a reference index uses a representative sampling strategy or a replication or indexing strategy to attempt to track the performance of its reference index.  Pursuant to a representative sampling strategy, an underlying ETF invests in a representative sample of securities that collectively has an investment profile similar to its reference index; however, an underlying ETF may not hold all or substantially all of the securities, commodities or futures contracts included in its reference index.  Even if an underlying ETF uses a replication or indexing strategy, the underlying ETF may not hold all of the securities, commodities or futures contracts included in its reference index.  Therefore, while the performance of an underlying ETF is linked principally to the performance of its reference index, its performance is also generally linked in part to assets other than the securities, commodities or futures contracts included in its reference index because, unless otherwise specified in the relevant terms supplement, its investment adviser generally may invest a portion of an underlying ETF's assets in securities not included in the reference index and in other assets, including potentially shares of money market funds affiliated with or advised by the investment adviser.

In addition, the performance of an underlying ETF will reflect additional transaction costs and fees that are not included in the calculation of its reference index.  Also, the component securities, commodities or futures contracts of an underlying ETF may be unavailable in the secondary market due to other extraordinary circumstances.  Corporate actions with respect to any securities (such as mergers and spin-offs) also may impact the variance between an underlying ETF and its reference index.  Finally, because the ETF Shares of an underlying ETF may be traded on NYSE Arca and may be subject to market supply and investor demand, the market value of one ETF Share of an underlying ETF may differ from the net asset value per ETF Share of the underlying ETF.

For all of the foregoing reasons, the performance of an underlying ETF that is designed to track a reference index may not correlate with the performance of its reference index.  Consequently, the return on the securities will not be the same as investing directly in any underlying ETF or any relevant reference index or in the securities, commodities or futures contracts held by any underlying ETF or included in any relevant reference index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of any relevant reference index.

**We cannot assure you that the public information provided about any underlying ETF is accurate or complete.**

All disclosures contained in the relevant terms supplement regarding any underlying ETF will be derived from publicly available documents and other publicly available information, without independent verification.  We have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to any underlying ETF in connection with the offering of the securities.  We do not make any representation that such publicly available documents or any other publicly available information regarding any underlying ETF is accurate or complete, and are not responsible for public disclosure of information by any underlying ETF, whether contained in filings with the SEC or otherwise.  Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement, including events that would affect the accuracy or completeness of the publicly available documents of any underlying ETF or the value of that underlying ETF will have been publicly disclosed.  Subsequent disclosure of any of those events or the disclosure of or failure to disclose material future events concerning any underlying ETF could affect the amount you will receive at maturity and, therefore, the market value of the securities.  Any prospective purchaser of the securities should undertake an independent investigation of any underlying ETF as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

**For securities linked to a foreign ETF, the securities will be subject to risks associated with foreign ETFs.**

For securities linked to a foreign ETF, the securities will be subject to risks associated with foreign ETFs.  See "— Risks Relating to a Foreign Underlying Index or a Foreign ETF" below.

**For securities linked to a commodity ETF, the securities will be subject to risks associated with commodity ETFs.**

For securities linked to a commodity ETF, the securities will be subject to risks associated with commodity ETFs.  See "— Risks Relating to a Commodity ETF" below.

**For securities linked to an underlying ETF that primarily invests in debt securities, the securities will be subject to risks associated with bond ETFs.**

For securities linked to an underlying ETF that primarily invests in debt securities, the securities will be subject to risks associated with bond ETFs.  See the relevant term sheet or any relevant underlying supplement for risk factors relating to any relevant underlying ETF that holds debt securities.

**Risks Relating to a Foreign Underlying Index or a Foreign ETF**

**For securities linked to a foreign underlying index or a foreign ETF, if the prices of its component non-U.S. securities are not converted into U.S. dollars for purposes of calculating the value of that foreign underlying index or foreign ETF, the amount payable on the securities at maturity will not be adjusted for changes in exchange rates that might affect that foreign underlying index or foreign ETF.**

Because the prices of the non-U.S. securities underlying the applicable foreign underlying index or foreign ETF are not converted into U.S. dollars for purposes of calculating the value of that foreign underlying index or foreign ETF and although the non-U.S. securities underlying that foreign underlying index or foreign ETF are traded in currencies other than U.S. dollars, and the securities, which are linked to that foreign underlying index or foreign ETF, are denominated in U.S. dollars, amounts payable on the securities, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying that foreign underlying index or foreign ETF are denominated.  Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the payment on the securities.  Any amounts we pay in respect of the securities will be determined solely in accordance with the procedures described in the relevant terms supplement.

**For securities linked to a foreign underlying index or a foreign ETF, if the prices of its component non-U.S. securities are converted into U.S. dollars for purposes of calculating the value of that foreign underlying index or foreign ETF, the securities will be subject to currency exchange risk.**

Because the prices of the non-U.S. securities underlying the applicable foreign underlying index or foreign ETF are converted into U.S. dollars for the purposes of calculating the value of that foreign underlying index or foreign ETF, the holders of the securities will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. securities underlying that foreign underlying index or foreign ETF trade.  An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the non-U.S. securities underlying that foreign underlying index or foreign ETF denominated in each applicable currency.  If, taking into account the weighting, the U.S. dollar strengthens against those currencies, the value of that foreign underlying index or foreign ETF will be adversely affected and any payment on the securities may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments;

- political, civil or military unrest; and

- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries, the United States and other countries important to international trade and finance.

**For securities linked to a foreign underlying index or a foreign ETF, if the prices of its component non-U.S. securities are converted into U.S. dollars for purposes of calculating the value of that foreign underlying index or foreign ETF, changes in the volatility of exchange rates and the correlation between those rates and the values of that foreign underlying index or foreign ETF are likely to affect the market value of the securities.**

The exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying the applicable foreign underlying index or foreign ETF are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies — the particular currency in which an equity security composing that foreign underlying index or foreign ETF is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security composing a foreign underlying index or foreign ETF is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency in which that equity security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying a foreign underlying index or foreign ETF are denominated refers to the size and frequency of changes in that exchange rate.

Because the applicable foreign underlying index or foreign ETF is calculated, in part, by converting the closing prices of the non-U.S. securities underlying that foreign underlying index or foreign ETF into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which those non-U.S. securities are denominated could affect the market value of the securities.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying a foreign underlying index or foreign ETF are denominated and the value of that foreign underlying index or foreign ETF refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the value of that foreign underlying index or foreign ETF. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying a foreign underlying index or foreign ETF are denominated and the percentage changes in the value of that foreign underlying index or foreign ETF could affect the value of the securities.

**For securities linked to a foreign underlying index or a foreign ETF, an investment in the securities is subject to risks associated with non-U.S. securities markets.**

Unless otherwise specified in the relevant terms supplement or any related underlying supplement, the securities that compose a foreign underlying index or foreign ETF have been issued by non-U.S. companies. Investments in securities linked to the value of securities of non-U.S. issuers involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for securities linked to a foreign underlying index or foreign ETF composed of securities traded in one or more emerging market countries.

Some or all of these factors may influence the index closing value for a foreign underlying index or the closing price for a foreign ETF. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of an underlying index or an underlying ETF based on its historical performance. The level of an underlying index or the price of an underlying ETF may decrease, which may adversely affect any payment on the securities.

### Risks Relating to a Commodity ETF

**The commodity futures contracts underlying a commodity ETF are subject to legal and regulatory regimes that may change in ways that could have a substantial adverse effect on the value of the securities.**

Futures contracts and options on futures contracts markets, including the futures contracts underlying a commodity ETF, are subject to extensive regulation and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the "**CFTC**," and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

Notably, with respect to agricultural and exempt commodities as defined in the Commodity Exchange Act (generally, physical commodities such as agricultural commodities, energy commodities and metals), the Dodd-Frank Act, which was enacted on July 21, 2010, amended the Commodity Exchange Act to provide the CFTC with additional authority to establish limits on the number of positions, other than bona fide hedge positions, that may be held by any person in a commodity through futures contracts, options on futures contracts and other related derivatives, such as swaps, that are economically equivalent to those contracts. In addition, designated contract markets and swap execution facilities, as defined in the Commodity Exchange Act, are authorized to establish and enforce position limits or position accountability requirements on their own markets or facilities, which must be at least as stringent as the CFTC's where CFTC limits also apply.

On November 5, 2013, the CFTC proposed rules to establish position limits that will apply to 28 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts. The limits would apply to a number of commodity futures contracts that may be held by a commodity ETF, such as CBOT Soybeans, Soybean Meal and Wheat futures; ICE Futures US Cotton No. 2, Sugar No. 11 and Sugar No. 16 futures; NYMEX Light Sweet Crude Oil, NY Harbor No. 2 Heating Oil, NY Harbor Gasoline Blendstock and Henry Hub Natural Gas futures; and COMEX Gold, Silver and Copper futures and NYMEX Palladium and Platinum futures. The limits will apply to a person's combined position in futures, options and swaps on the same underlying commodity. The rules also would set new aggregation standards for purposes of these position limits and would specify the requirements for designated contract markets and swap execution facilitates to impose position limits on contracts traded on those markets. The rules, if finalized in their proposed form, may interfere with our ability to enter into or maintain hedge positions to hedge our obligations under the securities.

### An investment in the securities may not offer direct exposure to physical commodities.

If the securities are linked to a commodity ETF composed of futures contracts on a commodity, the securities will reflect, in part, the return on those commodity futures contracts, not the return on the physical commodities underlying those commodity futures contracts. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the securities may underperform a similar investment that reflects the return on physical commodities.

### The securities are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the securities will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the securities thus neither constitutes an investment in futures contracts, options on futures contracts nor a collective investment vehicle that trades in these futures contracts (*i.e.*, the securities will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. Among other things, this means that we are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase securities will be used by us for our own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the securities will not be interests in a commodity pool, the securities will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

### Suspension or disruptions of market trading in relevant commodity and related futures markets may adversely affect the value of the securities.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached for a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of any commodity ETF and, therefore, the value of your securities.

### An increase in the margin requirements for any commodity futures contracts underlying a commodity ETF may adversely affect the value of the securities.

Futures exchanges require market participants to post collateral in order to open and keep open positions in futures contracts. If an exchange increases the amount of collateral required to be posted to hold positions in commodity futures contracts underlying commodity ETF, market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of that commodity ETF to decline significantly. As a result, the value of the securities may be adversely affected.

### A commodity ETF may be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. In respect of a commodity ETF that represents energy, it should be noted that due to the significant level of continuous consumption, limited reserves and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the price of a commodity ETF and your payment at maturity or, if applicable, upon automatic call.

**Higher future prices of commodity futures contracts held by a commodity ETF relative to their current prices may lead to a decrease in the payment at maturity or, if applicable, upon automatic call, if any, on your securities.**

A commodity ETF holds futures contracts on physical commodities.  As the contracts underlying a commodity ETF come to expiration, they are replaced by contracts that have a later expiration.  For example, a contract purchased and held in August may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This is accomplished by selling the October contract and purchasing the November contract.  This process is referred to as "rolling."  Excluding other considerations, if the market for these contracts is in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative "roll yield."  Moreover, many commodities have historically exhibited contango markets.  The presence of contango in the commodity markets could adversely affect the price of a commodity ETF and, accordingly, the amount payable at maturity.

**Prices for the physical commodities upon which the futures contracts underlying a commodity ETF are based may change unpredictably and affect the value of the securities in unanticipated ways.**

A decrease in the price of any of the commodities upon which the futures contracts underlying a commodity ETF are based may have a material adverse effect on the value of the securities and your return on an investment in the securities.  The prices of such commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, general weather conditions, and trade, fiscal, monetary and exchange control policies.  Many commodities are also highly cyclical.  These factors, some of which are specific to the market for each such commodity, as discussed below, may cause the value of the different commodities upon which the futures contracts underlying a commodity ETF are based, as well as the futures contracts themselves, to move in inconsistent directions at inconsistent rates.  This, in turn, will affect the value of the securities linked to a commodity ETF.  It is not possible to predict the aggregate effect of all or any combination of these factors.  A commodity ETF provides one avenue for exposure to commodities.  The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.  The relevant terms supplement or any relevant underlying supplement may provide additional risk factors relating to any relevant commodity ETF.

*Agricultural Sector*

Global prices of agricultural commodities, including cocoa, coffee, corn, cotton, soybeans, sugar and wheat, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates.  In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies.  Extrinsic factors, such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodity prices.  Demand for agricultural commodities, such as wheat, corn and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide growth and prosperity.

*Energy Sector*

Global prices of energy commodities, including WTI crude oil, brent crude oil, RBOB gasoline, heating oil, gasoil and natural gas, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodity futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries ("**OPEC**") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions.

*Industrial Metals Sector*

Global prices of industrial metals commodities, including aluminum, copper, lead, nickel and zinc, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. Demand for industrial metals is significantly influenced by the level of global industrial economic activity. Prices for industrial metals commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, general weather conditions, government intervention, embargoes and tariffs. An additional, but highly volatile, component of demand for industrial metals is adjustments to inventory in response to changes in economic activity and/or pricing levels, which will influence investment decisions in new mines and smelters. Sudden disruptions in the supplies of industrial metals, such as those caused by war, natural events, accidents, acts of terrorism, transportation problems, labor strikes and shortages of power, may cause prices of industrial metals futures contracts to become extremely volatile and unpredictable. The introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities will also affect the prices of industrial metals commodities.

*Livestock Sector*

Livestock commodities, including live cattle, feeder cattle and lean hogs, are "non-storable" commodities, and therefore may experience greater price volatility than traditional commodities. Global livestock commodity prices are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for livestock commodities are affected by governmental programs and policies regarding livestock, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease (*e.g.*, Bovine Spongiform Encephalopathy, or Mad Cow Disease), availability of and prices for livestock feed and natural disasters may also affect livestock commodity prices. Demand for livestock commodities has generally increased with worldwide growth and prosperity.

*Precious Metals Sector*

Global prices of precious metals commodities, including gold, silver and platinum, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates.  Gold prices in particular are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold.  Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

Silver prices are also subject to fluctuation and may be affected by numerous factors.  These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.  The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities.  The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals.  In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities.  From time-to-time, above-ground inventories of silver may also influence the silver commodities market.

Platinum prices are primarily affected by the global demand for and supply of platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles and the economic situation of the main consuming countries. Platinum is used in a variety of industries, primarily the automotive industry. Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

**A separate underlying supplement or the relevant terms supplement may provide additional risk factors relating to any underlying asset to which the securities are linked.**

## USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities. The securities are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the securities as set forth in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the original issue price of the securities will be equal to the estimated value of the securities when the terms of the securities are set, which we refer to as JPMS's estimated value, plus the selling commissions paid to each agent and other affiliated or unaffiliated dealers (as shown on the cover page of the relevant terms supplement), plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the securities, plus the estimated cost of hedging our obligations under the securities. See the relevant terms supplement for additional information about JPMS's estimated value. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the securities. In addition, from time to time after we issue the securities, we, through our affiliates or others, may enter into additional hedging transactions and close out or unwind those we have entered into, in connection with the securities and possibly in connection with our or our affiliates' exposure to one or more underlying stocks, underlying indices or underlying ETFs, the securities included in one or more underlying indices or the securities, commodities or futures contracts held by one or more underlying ETFs. To accomplish this, we, through our affiliates or others, may take positions in one or more underlying stocks, underlying indices or underlying ETFs, the securities included in one or more underlying indices, the securities, commodities or futures contracts held by one or more underlying ETFs, or instruments the value of which is derived from one or more underlying stocks, underlying indices or underlying ETFs, the securities included in one or more underlying indices or the securities, commodities or futures contracts held by one or more underlying ETFs. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the instruments described above.

While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the underlying asset value of one or more underlying assets on the pricing date and/or decrease the underlying asset value of one or more underlying assets on any determination date, which could adversely affect any payment on the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines. See "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our hedging and other trading activities" above.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. We may hedge our exposure on the securities directly or we may aggregate this exposure with other positions taken by us and our affiliates with respect to our exposure to one or more underlying stocks, underlying indices or underlying ETFs, the securities included in one or more underlying indices or the securities, commodities or futures contracts held by one or more underlying ETFs. No security holder will have any rights or interest in our hedging activity or any positions that we or any unaffiliated counterparties may take in connection with our hedging activity.

## THE UNDERLYING ASSETS

### Underlying Stocks

If the securities are linked to any underlying stock, the relevant terms supplement will provide summary information regarding the business of the issuer of that underlying stock based on its publicly available documents, without independent verification.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of any underlying stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

**This product supplement and the relevant terms supplement relate only to the securities offered thereby and do not relate to any underlying stock or other securities of the issuer of any underlying stock. We will derive any and all disclosures contained in the relevant terms supplement regarding the issuer of any underlying stock from the publicly available documents described above, without independent verification. In connection with the offering of the securities, we have not participated, and will not participate, in the preparation of such documents or made any due diligence inquiry with respect to the issuer of any underlying stock in connection with the offering of the securities. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of any underlying stock is, accurate or complete, and we are not responsible for public disclosure of information by the issuer of any underlying stock, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the closing prices of any underlying stock (and therefore any final stock price) have been publicly disclosed. Subsequent disclosure of any of these events or the disclosure of or failure to disclose material future events concerning the issuer of any underlying stock could affect the payment at maturity with respect to the securities.**

### Underlying Indices and Underlying ETFs

If the securities are linked to any underlying index or underlying ETF, a separate underlying supplement or the relevant terms supplement will provide additional information relating to that underlying index or underlying ETF.

### Conflicts of Interest

See the relevant terms supplement, any relevant underlying supplement and "Risk Factors — Risks Relating to the Securities Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the securities as a result of our business activities" for information about economic interests with respect to any underlying asset that we or our affiliates may have that are adverse to your interests.

### Historical Performance of the underlying assets

We will provide historical price or level information on any underlying asset in the relevant terms supplement. You should not take any of those historical prices or levels as an indication of future performance. **Neither we nor any of our affiliates makes any representation to you as to the performance of any underlying asset.**

# GENERAL TERMS OF SECURITIES

## Calculation Agent

J.P. Morgan Securities LLC, one of our affiliates, will act as the calculation agent.  The calculation agent will determine, among other things, each coupon barrier level, each downside threshold level, any exchange ratio, any cash value, any initial stock price, any initial index value, any initial share price, any final stock price, any final index value, any final share price, any stock performance factor, any index performance factor, any ETF performance factor, any stock adjustment factor, any share adjustment factor and anti-dilution adjustments, any closing price, any trading price, any index closing value, any index value, whether a contingent coupon is payable with respect to any determination date, whether an automatic call is triggered on any determination date and the amount of any payment on the securities.  The calculation agent will also make the assumptions used to determine the pricing of the securities and the estimated value of the securities when the terms of the securities are set.  In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- adjustments to any stock adjustment factor or share adjustment factor and any adjustments as the result of a Reorganization Event;

- whether to select a successor underlying stock and, if applicable, which common stock to select if an ADS serving as an underlying stock is delisted or is no longer admitted to trading on a U.S. securities exchange or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the applicable ADS reference stock and the ADS depositary is terminated;

- whether to select a successor foreign underlying stock if a non-U.S. equity security (other than an ADS) serving as the underlying stock is delisted or is no longer admitted to trading on a securities exchange or if such underlying stock is nationalized;

- whether an underlying index has been discontinued, whether the method of calculating an underlying index has changed in a material respect or whether an underlying index has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the level of that underlying index had those changes or modifications not been made and, if applicable, which index to select as a successor index; and

- whether an underlying ETF has been delisted, liquidated or otherwise terminated, an underlying ETF or its reference index, if applicable, has been changed in a material respect or an underlying ETF or its reference index, if applicable, has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the price of that underlying ETF had those changes or modifications not been made and, if applicable, which exchange-traded fund to select as a successor ETF.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us.  We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of any amount payable on the securities on or prior to 11:00 a.m., New York City time, on the business day preceding the applicable Payment Date.

All calculations with respect to each coupon barrier level, each downside threshold level, any exchange ratio, any initial stock price, any initial index value, any initial share price, any final stock price, any final index value, any final share price, any stock performance factor, any index performance factor, any ETF performance factor, any closing price, any trading price, any index closing value and any index value will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of any payment on the securities per security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts payable, if any, on the aggregate principal amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

## Market Disruption Events

Certain events may prevent the calculation agent from determining any underlying asset value on any determination date, determining whether a contingent coupon is payable with respect to any determination date, determining whether an automatic call is triggered on any determination date or calculating any amount payable on the securities. These events may include disruptions or suspensions of trading on the markets as a whole.

### *Market Disruption Events for an Underlying Stock*

With respect to an underlying stock (or any security for which a closing price must be determined), a "**market disruption event**," unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of that underlying stock (or that security) on the relevant exchange for that underlying stock (or that security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on that relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for that underlying stock (or that security) as a result of which the reported trading prices for that underlying stock (or that security) during the one-half hour period preceding the close of the principal trading session on that relevant exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to that underlying stock (or that security), if available, during the one-half hour period preceding the close of the principal trading session in that exchange or market; or

- a decision to permanently discontinue trading in those related futures or options contracts,

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities.

For purposes of determining whether a market disruption event with respect to an underlying stock (or any security for which a closing price must be determined) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or the primary exchange or market for trading in futures or options contracts related to that underlying stock (or that security);

- limitations pursuant to the rules of any relevant exchange similar to New York Stock Exchange ("NYSE") Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on that underlying stock (or that security) by the primary exchange or market for trading in those contracts, if available, by reason of:

  - a price change exceeding limits set by that exchange or market,

  - an imbalance of orders relating to those contracts or

  - a disparity in bid and ask quotes relating to those contracts

  will, in each case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to that underlying stock (or that security); and

- a "suspension, absence or material limitation of trading" on the relevant exchange or on the primary exchange or market on which futures or options contracts related to that underlying stock (or that security) are traded will not include any time when that exchange or market is itself closed for trading under ordinary circumstances.

### Market Disruption Events for an Underlying Index

With respect to an underlying index (or any relevant successor index), a "**market disruption event**," unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of that underlying index (or that successor index) on the relevant exchanges (as defined below) for those securities for more than two hours of trading during, or during the one-hour period preceding the close of, the principal trading session on that relevant exchange;

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of that underlying index (or that successor index) during the one-hour period preceding the close of the principal trading session on that relevant exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to that underlying index (or that successor index) for more than two hours of trading during, or during the one-hour period preceding the close of, the principal trading session on that exchange or market; or

- a decision to permanently discontinue trading in those related futures or options contracts, in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities.

For purposes of determining whether a market disruption event with respect to an underlying index (or any relevant successor index) exists at any time, if trading in a security included in that underlying index (or that successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of that underlying index (or that successor index) will be based on a comparison of:

- the portion of the level of that underlying index (or that successor index) attributable to that security relative to

- the overall level of that underlying index (or that successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to an underlying index (or any relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or the primary exchange or market for trading in futures or options contracts related to that underlying index (or that successor index);

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on that underlying index (or that successor index) by the primary exchange or market for trading in those contracts by reason of:

  - a price change exceeding limits set by that exchange or market,

  - an imbalance of orders relating to those contracts or

  - a disparity in bid and ask quotes relating to those contracts

  will, in each case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to that underlying index (or that successor index); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary exchange or market on which futures or options contracts related to that underlying index (or that successor index) are traded will not include any time when that exchange or market is itself closed for trading under ordinary circumstances.

### Market Disruption Events for an Underlying ETF

With respect to an underlying ETF (or any relevant successor ETF), a **"market disruption event,"** unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of the ETF Shares of that underlying ETF (or that successor ETF) on the relevant exchange for the ETF Shares of that underlying ETF (or that successor ETF) for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the ETF Shares of that underlying ETF (or that successor ETF) as a result of which the reported trading prices for the ETF Shares of that underlying ETF (or that successor ETF) during the last half-hour preceding the close of the principal trading session on that relevant exchange are materially inaccurate;

- if applicable, the occurrence or existence of a suspension, absence or material limitation of trading of securities, commodities or futures contracts then constituting 20% or more of the level of the applicable reference index on the relevant exchanges for those securities for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that relevant exchange; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the applicable reference index, if any, or ETF Shares of that underlying ETF (or that successor ETF) for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that exchange or market,

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities.

For purposes of determining whether a market disruption event with respect to an underlying ETF (or any relevant successor ETF) exists at any time, unless otherwise specified in the relevant terms supplement, if trading in a security, commodity or futures contract included in the applicable reference index, if any, is materially suspended or materially limited at that time, then the relevant percentage contribution of that security, commodity or futures contract to the level of the applicable reference index, if any, will be based on a comparison of (x) the portion of the level of the applicable reference index, if any, attributable to that security, commodity or futures contract relative to (y) the overall level of the applicable reference index, if any, in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to an underlying ETF (or any relevant successor ETF) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or the primary exchange or market for trading in futures or options contracts related to the ETF Shares of that underlying ETF (or that successor ETF);

- a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a market disruption event;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the applicable reference index, if any, or ETF Shares of that underlying ETF (or that successor ETF) by the primary exchange or market for trading in those contracts by reason of:

  - a price change exceeding limits set by that exchange or market,

  - an imbalance of orders relating to those contracts or

  - a disparity in bid and ask quotes relating to those contracts

  will, in each case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the applicable reference index, if any, or the ETF Shares of that underlying ETF (or that successor ETF); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary exchange or market on which futures or options contracts related to the applicable reference index, if any, or the ETF Shares of that underlying ETF (or that successor ETF) are traded will not include any time when that exchange or market is itself closed for trading under ordinary circumstances.

## Additional Reference Stock Provisions

### Anti-Dilution Adjustments

The stock adjustment factor for an underlying stock is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

Unless otherwise specified below, no adjustments to the stock adjustment factor for an underlying stock will be required unless the stock adjustment factor adjustment would require a change of at least 0.1% in the applicable stock adjustment factor then in effect. The applicable stock adjustment factor resulting from any of the adjustments specified in this section will be rounded to the nearest ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the stock adjustment factor for an underlying stock after the close of business on the business day immediately preceding the maturity date.

No adjustments to the stock adjustment factor for an underlying stock will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one share of an underlying stock on any relevant day during the term of the securities. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of an underlying stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for that underlying stock by the issuer of that underlying stock or any third party.

If an event other than those described below occurs with respect to an underlying stock and the calculation agent determines that the event has a diluting or concentrative effect on the theoretical value of that underlying stock, the calculation agent may calculate the corresponding adjustment or series of adjustments to the applicable stock adjustment factor as the calculation agent determines in good faith to be appropriate to account for that diluting or concentrative effect. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of any such adjustment or our decision not to make any such adjustment.

For purposes of these adjustments, except as noted below, if an ADS is serving as an underlying stock, all adjustments to the stock adjustment factor for that underlying stock will be made as if the applicable ADS reference stock is serving as that underlying stock. Therefore, for example, if the applicable ADS reference stock is subject to a two-for-one stock split and assuming the stock adjustment factor for the applicable underlying stock is equal to one, the stock adjustment factor for that underlying stock would be adjusted to equal two. If an underlying stock is an ADS, the term "dividend" used in this section, with respect to that underlying stock, will mean, unless we specify otherwise in the relevant terms supplement, the dividend paid by the issuer of the applicable ADS reference stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as an underlying stock, no adjustment to the applicable ADS price or the applicable stock adjustment factor, including those described below, will be made if (1) holders of those ADSs are not eligible to participate in any of the transactions described below or (2) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for those ADSs has adjusted the number of shares of the applicable ADS reference stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of the applicable ADS reference stock represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described in this product supplement (which may include ignoring such provision, if appropriate) will be made to reflect that change.

JPMS, as calculation agent, will be solely responsible for the determination and calculation of any adjustment to the stock adjustment factor for an underlying stock and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section and its determinations and calculations will be conclusive absent manifest error.

The calculation agent will provide information as to any adjustments to the stock adjustment factor for an underlying stock as described below upon written request by any investor in the securities.

With respect to an underlying stock, anti-dilution adjustments will be calculated as follows:

*Stock Splits and Reverse Stock Splits*

If an underlying stock is subject to a stock split or reverse stock split, then once that split has become effective, the applicable stock adjustment factor will be adjusted so that the new stock adjustment factor will equal the product of:

- the prior stock adjustment factor, and

- the number of shares that a holder of one share of that underlying stock before the effective date of the stock split or reverse stock split would have owned immediately following the applicable effective date.

*Stock Dividends or Distributions*

If an underlying stock is subject to (i) a stock dividend, *i.e.*, an issuance of additional shares of that underlying stock that is given ratably to all or substantially all holders of shares of that underlying stock or (ii) a distribution of shares of that underlying stock as a result of the triggering of any provision of the corporate charter of the issuer of that underlying stock, then, once the dividend or distribution has become effective and the shares of that underlying stock are trading ex-dividend, the applicable stock adjustment factor will be adjusted so that the new stock adjustment factor will equal the prior stock adjustment factor *plus* the product of:

- the prior stock adjustment factor, and

- the number of additional shares issued in the stock dividend or distribution with respect to one share of that underlying stock.

*Non-Cash Dividends or Distributions*

If the issuer of an underlying stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of that underlying stock to all or substantially all holders of shares of that underlying stock (other than (i) dividends, distributions, rights or warrants referred to under "— Stock Splits and Reverse Stock Splits" or "— Stock Dividends or Distributions" above or "— Issuance of Transferable Rights or Warrants" below and (ii) cash dividends or distributions referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of that underlying stock are trading ex-dividend, the applicable stock adjustment factor will be adjusted so that the new stock adjustment factor will equal the product of:

- the prior stock adjustment factor, and

- a fraction, the numerator of which is the Current Market Price of that underlying stock and the denominator of which is the amount by which the Current Market Price exceeds the Fair Market Value of that distribution.

The "**Current Market Price**" of an underlying stock means the closing price of one share of that underlying stock on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the applicable stock adjustment factor.

With respect to an underlying stock, the "**Fair Market Value**" of any distribution means the value of that distribution on the ex-dividend date for that distribution, as determined by the calculation agent. If that distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange or, if the applicable underlying stock is a non-U.S. equity security or an ADS and that distribution consists of property traded on the ex-dividend date on a non-U.S. securities exchange or market, the Fair Market Value will equal the closing price of that distributed property on that ex-dividend date, as determined by the calculation agent.

"**Ex-dividend date**," with respect to a dividend or other distribution for an underlying stock, means the first trading day on which transactions in the shares of that underlying stock trade on the relevant exchange without the right to receive that dividend or other distribution.

Notwithstanding the foregoing, a distribution on an underlying stock described in clause (a), (d) or (e) of the section entitled "— Reorganization Events" below that also would require an adjustment under this section will not cause an adjustment to the applicable stock adjustment factor and will only be treated as a Reorganization Event (as defined below) pursuant to clause (a), (d) or (e) under the section entitled "— Reorganization Events." A distribution on an underlying stock described in the section entitled "— Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section will cause an adjustment only pursuant to the section entitled "— Issuance of Transferable Rights or Warrants."

*Cash Dividends or Distributions*

If the issuer of an underlying stock pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of shares of that underlying stock during any quarterly fiscal period during the term of the securities, in an aggregate amount that, together with other cash dividends or distributions made previously during that quarterly fiscal period with respect to which an adjustment to the stock adjustment factor has not previously been made under this "— Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of that underlying stock are trading ex-dividend, the applicable stock adjustment factor will be adjusted so that the new stock adjustment factor will equal the product of:

- the prior stock adjustment factor, and

- a fraction, the numerator of which is the Current Market Price of that underlying stock and the denominator of which is the amount by which the Current Market Price exceeds the aggregate amount in cash per share of that underlying stock distributed in that cash dividend or distribution together with any cash dividends or distributions made previously during that quarterly fiscal period with respect to which an adjustment to the stock adjustment factor has not previously been made under this "— Cash Dividends or Distributions" section to holders of shares of that underlying stock in excess of the Dividend Threshold.

For the avoidance of doubt, the stock adjustment factor for an underlying stock may be adjusted more than once in any particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold.  If the applicable stock adjustment factor has been previously adjusted in a particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the issuer of the relevant underlying stock pays cash dividends or makes other distributions during that quarterly fiscal period in an aggregate amount that, together with other cash dividends or distributions since the last adjustment to the stock adjustment factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold.  Those subsequent adjustments to the applicable stock adjustment factor will only take into account the cash dividends or distributions during that quarterly fiscal period made since the last adjustment to the applicable stock adjustment factor because of cash dividends or distributions that exceed the Dividend Threshold.

The **"Dividend Threshold"** of an underlying stock is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding quarterly fiscal period, if any, per share of that underlying stock *plus* (y) 10% of the closing price of one share of that underlying stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

*Issuance of Transferable Rights or Warrants*

Except as provided below, if the issuer of an underlying stock issues transferable rights or warrants to all holders of shares of that underlying stock to subscribe for or purchase that underlying stock, including new or existing rights to purchase that underlying stock at an exercise price per share less than the closing price of one share of that underlying stock on (a) the date the exercise price of those rights or warrants is determined and (b) the ex-dividend date, then the applicable stock adjustment factor will be adjusted on the ex-dividend date for that issuance so that the new stock adjustment factor will equal the prior stock adjustment factor for that underlying stock *plus* the product of:

- the prior stock adjustment factor for that underlying stock, and

- the number of shares of that underlying stock that can be purchased with the cash value of those warrants or rights distributed on one share of that underlying stock.

The number of shares that can be purchased will be based on a value of the underlying stock equal to the closing price of one share of the applicable underlying stock on the trading day immediately preceding the ex-dividend date for that issuance *minus* the cash value of the warrants or rights.

The cash value of the warrants or rights will equal the closing price of one share of the applicable underlying stock on the ex-dividend date *minus* the exercise price per share of those rights or warrants.

"**Ex-dividend date**," with respect to a transferable right or warrant, means the first trading day on which transactions in the shares of that underlying stock trade on the relevant exchange without the right to receive that transferable right or warrant.

Notwithstanding the foregoing, if the calculation agent determines in good faith that the adjustments in response to the issuance of transferable rights or warrants described above do not achieve an equitable result, the calculation agent in good faith may make adjustments or a series of adjustments that differ from, or that are in addition to, those described above with a view to offsetting, to the extent practical, any change in your economic position as a holder of the securities that results solely from the applicable event. In determining whether or not any adjustment so described achieves an equitable result, the calculation agent may consider any adjustment made by the Options Clearing Corporation or any other equity derivatives clearing organization on options contracts on the applicable underlying stock. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of any such adjustment or our decision not to make any such adjustment.

*Reorganization Events*

If, prior to the maturity date,

(a) there occurs any reclassification or change of an underlying stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of an underlying stock;

(b) the issuer of an underlying stock, or any surviving entity or subsequent surviving entity of the issuer of an underlying stock (a "**Successor Entity**"), has been subject to a merger, combination or consolidation and is not the surviving entity;

(c) any statutory exchange of securities of the issuer of an underlying stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above;

(d) the issuer of an underlying stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law;

(e) the issuer of an underlying stock issues to all of its shareholders equity securities of an issuer other than the issuer of that underlying stock, other than in a transaction described in clauses (b), (c) or (d) above (a "**Spin-Off Event**"); or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of an underlying stock and is consummated and completed in full for all or substantially all of those shares, as determined by the calculation agent in its sole discretion (an event in clauses (a) through (f), a "**Reorganization Event**"),

then the initial stock price (and, consequently, the coupon barrier level, the downside threshold level and, if applicable, the exchange ratio), the closing price and, if applicable, the trading price of one share of that underlying stock from and including the effective date for that Reorganization Event will be adjusted as set forth below. For Physically Settled Securities, if an underlying stock is the worst performing underlying asset, the cash value will also be adjusted accordingly.

If a reorganization event other than those described above occurs with respect to an underlying stock, the calculation agent may calculate the corresponding adjustment or series of adjustments to the initial stock price, the closing price and, if applicable, the trading price of one share of that underlying stock as the calculation agent determines in good faith to be appropriate to account for that reorganization event. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of any such adjustment or our decision not to make any such adjustment.

If a Reorganization Event with respect to an underlying stock occurs, the calculation agent will be solely responsible for the determination of any Exchange Property, the value of any Exchange Property and the effect of the Reorganization Event on the initial stock price, the closing price and, if applicable, the trading price of one share of that underlying stock, and its determinations and calculations will be conclusive absent manifest error.

The calculation agent will provide information as to any adjustments to the initial stock price for an underlying stock resulting from a Reorganization Event upon written request by any investor in the securities.

*The Exchange Property*

"**Exchange Property**," with respect to an underlying stock that is subject to a Reorganization Event, will consist of any shares of that underlying stock that continue to be held by the holders of that underlying stock, and any securities, cash or any other assets distributed to the holders of that underlying stock with respect to one share of that underlying stock in, or as a result of, the Reorganization Event. No interest will accrue on any Exchange Property.

In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to the Exchange Property (in an amount determined on the basis of the rate of exchange in that tender or exchange offer or going-private transaction). In the event of a tender or exchange offer, a merger, combination or consolidation or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

With respect to any portion of the Exchange Property that consists of property other than Exchange Traded Securities or cash (such property, "**Liquidation Property**"), that portion of the Exchange Property will be deemed instead to consist of an amount of cash equal to the market value of the Liquidation Property, as determined by the calculation agent in its sole discretion, on the date the issuer of that underlying stock distributed all the Liquidation Property.

"**Exchange Traded Securities**" means securities (including, without limitation, securities of the issuer of the applicable underlying stock or securities of foreign issuers represented by American depositary receipts) traded on the NYSE, the NYSE Amex LLC or The NASDAQ Stock Market.

*The Closing Price and the Trading Price of the Exchange Property*

On any relevant day, the "**closing price**" or the "**trading price**" of the Exchange Property means the sum of:

(a) the product of:

    (i) the closing price or trading price, respectively, of one share of any Exchange Traded Securities composing the Exchange Property on that day; and

    (ii) the quantity of the applicable Exchange Traded Securities received for each share of the applicable underlying stock; and

(b) the aggregate cash amount of any Exchange Property (other than Exchange Traded Securities), including the aggregate cash amount resulting from the valuation of the Liquidation Property as described above.

*Adjustment to the Initial Stock Price of the applicable Underlying Stock*

If a Reorganization Event with respect to an underlying stock occurs, then, for purposes of any determination with respect to that underlying stock on or after the effective date of that Reorganization Event, the initial stock price of that underlying stock will equal the initial stock price of that underlying stock as of the trading day immediately preceding that effective date, subject to adjustment as described below:

(a) with respect to each Exchange Traded Security composing the Exchange Property, the portion of the initial stock price equal to the initial stock price, *multiplied* by:

    (i) the closing price of one share of that Exchange Traded Security on the effective date of that Reorganization Event *multiplied* by the quantity of the applicable Exchange Traded Security received for each share of the applicable underlying stock, *divided* by

    (ii) the closing price of the Exchange Property on the effective date of that Reorganization Event,

    will be subject to the anti-dilution adjustments set forth in this product supplement with respect to that Exchange Traded Security and the stock adjustment factor with respect to that portion of the initial stock price will be set equal to 1.0 as of that effective date; and

(b) no further adjustments as a result of anti-dilution adjustments of the type set forth in this product supplement will be made to the remaining portion of the initial stock price.

*Adjustment to the Closing Price and the Trading Price of One Share of the applicable Underlying Stock*

If a Reorganization Event with respect to an underlying stock occurs, then, for purposes of any determination with respect to that underlying stock on or after the effective date of that Reorganization Event:

    (a) the closing price of one share of that underlying stock on any relevant day will equal the closing price of the Exchange Property on that day; and

    (b) the trading price of one share of that underlying stock at any time on any relevant day will equal the trading price of the Exchange Property at that time on that day.

*Adjustment to the Payment at Maturity*

For Physically Settled Securities, *if* (x) a Reorganization Event occurs with respect to an underlying stock that is the worst performing underlying asset, (y) the securities are not automatically redeemed prior to maturity and (z) you would have been entitled to receive the exchange ratio of that underlying stock or the cash value at maturity, *then* for each security, instead of receiving the number of shares of that underlying stock equal to the exchange ratio of that underlying stock (or, at our election, the cash value), you will receive Exchange Property (or, at our election, cash) with a value equal to the product of that exchange ratio, as may be adjusted, and the closing price of the Exchange Property on the final determination date.

### Delisting of an Underlying Stock or Nationalization of an Underlying Stock Issuer

If a non-U.S. equity security serving as an underlying stock (an "**original foreign underlying stock**") is no longer listed or admitted to trading on a securities exchange (a "**Delisting Event**") or if the issuer of a non-U.S. equity security serving as an underlying stock is nationalized (a "**Nationalization Event**"), the calculation agent, in its sole discretion without consideration for the interests of investors, will either (A) select a successor foreign underlying stock (as defined below) to that non-U.S. equity security after the close of the principal trading session on the trading day immediately prior to the effective date of the Delisting Event or Nationalization Event, as applicable (the effective date of the Delisting Event or Nationalization Event, as applicable, the "**Change Date**"), in accordance with the following paragraphs (each successor stock as so selected, a "**successor foreign underlying stock**" and each issuer of that successor foreign underlying stock, a "**successor foreign underlying stock issuer**") or (B) on and after the Change Date, (i) deem the closing price and, if applicable, the trading price of that original foreign underlying stock on each day to be the closing price of that original foreign underlying stock on the trading day immediately prior to the Change Date and (ii) deem stock adjustment factor of that original foreign underlying stock on each day to be the stock adjustment factor of that original foreign underlying stock on the trading day immediately prior to the Change Date.

Upon the selection of any successor foreign underlying stock by the calculation agent pursuant to clause (A) of the preceding paragraph, on and after the Change Date, references in this product supplement or the relevant terms supplement to the applicable "underlying stock" will no longer be deemed to refer to the original foreign underlying stock and will be deemed instead to refer to that successor foreign underlying stock for all purposes, and references in this product supplement or the relevant terms supplement to "issuer" of the original foreign underlying stock will be deemed to be to the applicable successor foreign underlying stock Issuer.  Upon the selection of any successor foreign underlying stock by the calculation agent pursuant to clause (A) of the preceding paragraph, on and after the Change Date, (i) the initial stock price for that successor foreign underlying stock will be equal to the initial stock price of the original foreign underlying stock as of the trading day immediately preceding the Change Date, *divided* by the stock adjustment factor for that successor foreign underlying stock and (ii) the stock adjustment factor for that successor foreign underlying stock will be an amount as determined by the calculation agent in good faith as of the Change Date, taking into account, among other things, the closing price of the original foreign underlying stock on the trading day immediately preceding the Change Date, subject to adjustment for certain corporate events related to that successor foreign underlying stock in accordance with "— Anti-Dilution Adjustments."

The "**successor foreign underlying stock**" with respect to the underlying stock will be the common stock of a company organized in, or with its principal executive office located in, the country in which the issuer of the original foreign underlying stock is organized, or has its principal executive office, selected by the calculation agent from among the common stocks of three companies then listed on a securities exchange that are not the underlying stock, with the three largest market capitalizations within the same industry as the issuer of the original foreign underlying stock that also have an equity security that is listed and traded on a national securities exchange in the United States that, in the sole discretion of the calculation agent, is the most comparable to the original foreign underlying stock (prior to the Change Date), taking into account such factors as the calculation agent deems relevant, including, without limitation, dividend history and stock price volatility; *provided, however*, that a successor foreign underlying stock will not be any stock that is subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the securities with respect to that stock.

Following a Delisting Event or Nationalization Event, as applicable, in which a successor foreign underlying stock is selected, the stock adjustment factor of the successor foreign underlying stock will be subject to adjustment as described above under "— Anti-Dilution Adjustments."

The calculation agent will provide information as to any successor foreign underlying stock (including its initial stock price) upon written request by any security holder.

### Delisting of ADSs or Termination of ADS Facility

If an ADS serving as an underlying stock (an "**original underlying stock**") is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the applicable ADS reference stock and the ADS depositary is terminated for any reason, then, on and after the date that ADS is no longer so listed or admitted to trading or the date of that termination, as applicable (the "**ADS Change Date**"), the calculation agent, in its sole discretion without consideration for the interests of investors, will either (A) select a successor underlying stock (as defined below) to that ADS after the close of the principal trading session on the trading day immediately prior to the ADS Change Date in accordance with the following paragraphs (each successor stock as so selected, a "**successor underlying stock**" and each successor stock issuer, a "**successor underlying stock issuer**") or (B) select the applicable ADS reference stock to be that underlying stock.

Upon the selection of any successor underlying stock by the calculation agent pursuant to clause (A) of the preceding paragraph, on and after the ADS Change Date, references in this product supplement or the relevant terms supplement to the applicable "underlying stock" will no longer be deemed to refer to the original underlying stock and will be deemed instead to refer to that successor underlying stock for all purposes, and references in this product supplement or the relevant terms supplement to "issuer" of the original underlying stock will be deemed to be to the applicable successor underlying stock issuer. Upon the selection of any successor underlying stock by the calculation agent pursuant to clause (A) of the preceding paragraph, on and after the ADS Change Date, (i) the initial stock price for that successor underlying stock will be equal to the initial stock price of the original underlying stock as of the trading day immediately preceding the ADS Change Date, *divided* by the stock adjustment factor for that successor underlying stock and (ii) the stock adjustment factor for that successor underlying stock will be an amount as determined by the calculation agent in good faith as of the ADS Change Date, taking into account, among other things, the closing price of the original underlying stock on the trading day immediately preceding the ADS Change Date, subject to adjustment for certain corporate events related to that successor underlying stock in accordance with "— Anti-Dilution Adjustments."

The **"successor underlying stock"** with respect to an ADS will be the ADS of a company organized in, or with its principal executive office located in, the country in which the issuer of the original underlying stock is organized, or has its principal executive office, selected by the calculation agent from among the ADSs of three companies then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code (**"SIC Code"**) as that original underlying stock that, in the sole discretion of the calculation agent, is the most comparable to that original underlying stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility; *provided, however*, that a successor underlying stock will not be any ADS that is (or the ADS reference stock for which is) subject to a trading restriction under the trading restriction policies of JPMorgan Chase & Co. or any of its affiliates that would materially limit the ability of JPMorgan Chase & Co. or any of its affiliates to hedge the securities with respect to the ADS (a **"Hedging Restriction"**); *provided further* that if a successor underlying stock cannot be identified as set forth above for which a Hedging Restriction does not exist, that successor underlying stock will be selected by the calculation agent and will be the ADS of a company that (i) is organized in, or with its principal executive office located in, the country in which the issuer of that original underlying stock is organized, or has its principal executive office, (ii) is then registered to trade on the NYSE or The NASDAQ Stock Market, (iii) in the sole discretion of the calculation agent, is the most comparable to that original underlying stock, taking into account such factors as the calculation agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility, (iv) is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for that original underlying stock and (v) is not subject to a Hedging Restriction. Notwithstanding the foregoing, if a successor underlying stock cannot be identified in the country in which the issuer of that original underlying stock is organized, or has its principal executive office, as set forth above, that successor underlying stock will be selected by the calculation agent and will be a common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as that original underlying stock that, in the sole discretion of the calculation agent, is the most comparable to that original underlying stock, taking into account such factors as the calculation agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility and that is not subject to a Hedging Restriction.

Following the selection of a successor underlying stock, the stock adjustment factor of the successor underlying stock will be subject to adjustment as described above under "— Anti-Dilution Adjustments."

The calculation agent will provide information as to any successor underlying stock (including its initial stock price) upon written request by any security holder.

If the calculation agent selects the applicable ADS reference stock to be an underlying stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, the stock adjustment factor for that underlying stock will thereafter equal the last value of the stock adjustment factor for the ADS *multiplied* by the number of shares of the applicable ADS reference stock represented by a single ADS, subject to further adjustments as described under "— Anti-Dilution Adjustments." On and after the ADS Change Date, the closing price of the applicable underlying stock on any relevant day and, if applicable, the trading price at any time on any relevant day will be expressed in U.S. dollars by converting the closing price into U.S. dollars using the applicable exchange rate as described below.

If the calculation agent selects the applicable ADS reference stock to be an underlying stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, unless otherwise specified in the relevant terms supplement, to the extent that the exchange ratio is otherwise due at maturity, we will be deemed to have elected to deliver the cash value (payable in U.S. dollars) in lieu of the exchange ratio. On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the applicable ADS reference stock relative to the U.S. dollar as reported by Reuters Group PLC ("**Reuters**") on the relevant page for that rate at approximately the closing time of the relevant exchange for the applicable ADS reference stock on that day. However, (1) if that rate is not displayed on the relevant Reuters page on the date of determination, the applicable exchange rate on that day will equal an average (mean) of the bid quotations in The City of New York received by the calculation agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, from three recognized foreign exchange dealers (*provided* that each dealer commits to execute a contract at its applicable bid quotation) or, (2) if the calculation agent is unable to obtain three bid quotations, the average of the bid quotations obtained from two recognized foreign exchange dealers or, (3) if the calculation agent is able to obtain a bid quotation from only one recognized foreign exchange dealer, that bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate principal amount of the securities for settlement on the third business day following the date of determination. If the calculation agent is unable to obtain at least one bid quotation, the calculation agent will determine the applicable exchange rate in its sole discretion.

### Additional Underlying Index Provisions — Discontinuation of an Underlying Index; Alteration of Method of Calculation

Unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, if the sponsor of an underlying index (an "**Index Sponsor**") discontinues publication of that underlying index and that Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued underlying index (such index being referred to herein as a "**successor index**"), then (a) the index closing value of that underlying index on any determination date or any other relevant date on which the index closing value of that underlying index is to be determined will be determined by reference to the level of that successor index published with respect to that day and (b) the index value, if applicable, of that underlying index at any time on any determination date or any other relevant date on which the index value of that underlying index is to be determined will be determined by reference to the level of that successor index as most recently reported by Bloomberg at that time.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

Unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, if the Index Sponsor for an underlying index discontinues publication of that underlying index prior to, and that discontinuation is continuing on, a determination date or any other relevant date on which the index closing value of that underlying index is to be determined, and the calculation agent determines, in its sole discretion, that no successor index for that underlying index is available at such time, or the calculation agent has previously selected a successor index for that underlying index and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, that determination date or other relevant date, then (a) the calculation agent will determine the index closing value for that underlying index for that determination date or that other relevant date on that date and (b) the index value, if applicable, at any time on any relevant day will be deemed to equal the index closing value on that day, as determined by the calculation agent. Unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, the index closing value of that underlying index will be computed by the calculation agent in accordance with the formula for and method of calculating that underlying index or successor index, as applicable, last in effect prior to that discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for that suspension or limitation) at the close of the principal trading session on that date of each security most recently composing that underlying index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of an underlying index or its successor index, as applicable, may adversely affect the value of the securities.

If at any time the method of calculating an underlying index or a successor index, or the level thereof, is changed in a material respect, or if an underlying index or a successor index is in any other way modified so that it does not, in the opinion of the calculation agent, fairly represent the level of that underlying index or successor index, as applicable, had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the index closing value of that underlying index or successor index, as applicable, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to that underlying index or successor index, as the case may be, as if those changes or modifications had not been made, and the calculation agent will calculate the index closing value of that underlying index or successor index, as applicable, with reference to that underlying index or successor index, as adjusted.  Accordingly, if the method of calculating an underlying index or a successor index is modified so that the level of that underlying index or successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in that underlying index or successor index), then the calculation agent will adjust its calculation of that underlying index or successor index, as applicable, in order to arrive at a level of that underlying index or successor index, as applicable, as if there had been no modification (*e.g.*, as if the split had not occurred).

## Additional Underlying ETF Provisions

### *Anti-Dilution Adjustments*

The share adjustment factor for an underlying ETF (or any relevant successor ETF) is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

Unless otherwise specified below, no adjustments to the share adjustment factor for an underlying ETF (or any relevant successor ETF) will be required unless the share adjustment factor adjustment would require a change of at least 0.1% in the applicable share adjustment factor then in effect.  The applicable share adjustment factor resulting from any of the adjustments specified in this section will be rounded to the nearest ten-thousandth with five one hundred-thousandths being rounded upward.  The calculation agent will not be required to make any adjustments to the share adjustment factor for an underlying ETF (or any relevant successor ETF) after the close of business on the business day immediately preceding the maturity date.

No adjustments to the share adjustment factor for an underlying ETF (or any relevant successor ETF) will be required other than those specified below.  The required adjustments specified in this section do not cover all events that could affect the closing price of one ETF Share of an underlying ETF (or any relevant successor ETF) on any relevant day during the term of the securities.

With respect to an underlying ETF (or any relevant successor ETF), anti-dilution adjustments will be calculated as follows:

### *Share Splits and Reverse Share Splits*

If the ETF Shares of an underlying ETF (or any relevant successor ETF) are subject to a share split or reverse share split, then once that split has become effective, the applicable share adjustment factor will be adjusted so that the new share adjustment factor will equal the product of:

- the prior share adjustment factor, and

- the number of shares that a holder of one ETF Share of that underlying ETF (or that successor ETF) before the effective date of the share split or reverse share split would have owned immediately following the applicable effective date.

*Share Dividends or Distributions*

If an underlying ETF (or any relevant successor ETF) is subject to (i) a share dividend, *i.e.*, an issuance of additional ETF Shares of that underlying ETF (or that successor ETF) that is given ratably to all or substantially all holders of ETF Shares of that underlying ETF (or that successor ETF) or (ii) a distribution of ETF Shares of that underlying ETF (or that successor ETF) as a result of the triggering of any provision of the corporate charter of that underlying ETF (or that successor ETF), then, once the dividend or distribution has become effective and the ETF Shares of that underlying ETF (or that successor ETF) are trading ex-dividend, the applicable share adjustment factor will be adjusted so that the new share adjustment factor will equal the prior share adjustment factor *plus* the product of:

- the prior share adjustment factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one ETF Share of that underlying ETF (or that successor ETF).

*Non-Cash Dividends or Distributions*

If an underlying ETF (or any relevant successor ETF) distributes shares of capital stock, evidences of indebtedness or other assets or property of that underlying ETF (or that successor ETF) to all or substantially all holders of ETF Shares of that underlying ETF (or that successor ETF) (other than (i) share dividends or distributions referred to under "— Share Splits and Reverse Share Splits" or "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the ETF Shares of that underlying ETF (or that successor ETF) are trading ex-dividend, the applicable share adjustment factor will be adjusted so that the new share adjustment factor will equal the product of:

- the prior share adjustment factor, and

- a fraction, the numerator of which is the Current Market Price of one ETF Share of that underlying ETF (or that successor ETF) and the denominator of which is the amount by which the Current Market Price exceeds the Fair Market Value of that distribution.

The "**Current Market Price**" of an underlying ETF (or any relevant successor ETF) means the closing price of one ETF Share of that underlying ETF (or that successor ETF) on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the applicable share adjustment factor.

With respect to an underlying ETF, the "**Fair Market Value**" of any distribution means the value of that distribution on the ex-dividend date for that distribution, as determined by the calculation agent.  If that distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of that distributed property on that ex-dividend date.

"**Ex-dividend date**," with respect to a dividend or other distribution for an underlying ETF (or any relevant successor ETF), means the first trading day on which transactions in the ETF Shares of that underlying ETF (or that successor ETF) trade on the relevant exchange without the right to receive that dividend or other distribution.

*Cash Dividends or Distributions*

If an underlying ETF (or any relevant successor ETF) pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of ETF Shares of that underlying ETF (or that successor ETF) during any dividend period during the term of the securities, in an aggregate amount that, together with other cash dividends or distributions made previously during that dividend period with respect to which an adjustment to the share adjustment factor has not previously been made under this "— Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the ETF Shares of that underlying ETF (or that successor ETF) are trading ex-dividend, the applicable share adjustment factor will be adjusted so that the new share adjustment factor will equal the product of:

- the prior share adjustment factor, and

- a fraction, the numerator of which is the Current Market Price of that underlying ETF (or that successor ETF) and the denominator of which is the amount by which the Current Market Price exceeds the aggregate amount in cash per ETF Share of that underlying ETF (or that successor ETF) distributed in that cash dividend or distribution together with any cash dividends or distributions made previously during that dividend period with respect to which an adjustment to the share adjustment factor has not previously been made under this "— Cash Dividends or Distributions" section to holders of ETF Shares of that underlying ETF (or that successor ETF) in excess of the Dividend Threshold.

For the avoidance of doubt, the share adjustment factor for an underlying ETF (or any relevant successor ETF) may be adjusted more than once in any particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold.  If the applicable share adjustment factor has been previously adjusted in a particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the relevant underlying ETF (or the relevant successor ETF) pays cash dividends or makes other distributions during that dividend period in an aggregate amount that, together with other cash dividends or distributions since the last adjustment to the share adjustment factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Those subsequent adjustments to the applicable share adjustment factor will only take into account the cash dividends or distributions during that dividend period made since the last adjustment to that share adjustment factor because of cash dividends or distributions that exceed the Dividend Threshold.

The "**Dividend Threshold**" of an underlying ETF (or any relevant successor ETF) is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding dividend period, if any, per ETF Share of that underlying ETF (or that successor ETF) *plus* (y) 10% of the closing price of one ETF Share of that underlying ETF (or that successor ETF) on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

The "**dividend period**" of an underlying ETF (or any relevant successor ETF) means any period during the term of the securities for which dividends are paid on a regular and consistent basis to shareholders of that underlying ETF (or that successor ETF).

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the share adjustment factor for an underlying ETF (or any relevant successor ETF) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to any adjustments to the share adjustment factor for an underlying ETF (or any relevant successor ETF) upon written request by any investor in the securities.

### *Discontinuation of an Underlying ETF; Alternate Calculation of Closing Price and Trading Price*

Unless otherwise specified in the relevant terms supplement, if an underlying ETF (or a successor ETF (as defined herein)) is delisted from the relevant exchange for that underlying ETF (or that successor ETF), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund that the calculation agent determines, in its sole discretion, to be comparable to the discontinued underlying ETF (or that successor ETF) (such substitute fund being referred to herein as a **"successor ETF"**).  If an underlying ETF (or a successor ETF) is delisted, liquidated or otherwise terminated and the calculation agent determines that no successor ETF is available, then (a) the calculation agent will, in its sole discretion, calculate the appropriate closing price of one ETF Share of that underlying ETF by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate that underlying ETF and (b) the trading price, if applicable, of that underlying ETF at any time on any relevant day will be deemed to equal the closing price on that day, as determined by the calculation agent.  If a successor ETF is selected or if the calculation agent calculates a closing price by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate that underlying ETF, that successor ETF or closing price will be substituted for that underlying ETF (or that successor ETF) for all purposes of the securities.

Upon any selection by the calculation agent of a successor ETF, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

Unless otherwise specified in the relevant terms supplement, if at any time, an underlying ETF (or a successor ETF) or a reference index, if applicable, is changed in a material respect, or an underlying ETF (or a successor ETF) in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the ETF Shares of that underlying ETF (or that successor ETF) had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing price of one ETF Share of that underlying ETF (or that successor ETF) is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing price of one share of an exchange-traded fund comparable to that underlying ETF (or that successor ETF) as if those changes or modifications had not been made, and calculate the closing price with reference to that underlying ETF (or that successor ETF), as adjusted.  The calculation agent may also determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of one ETF Share of an underlying ETF (or any successor ETF) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the closing price of the ETF Shares of an underlying ETF upon written request by any investor in the securities.

## Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

## Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security upon any acceleration of the securities will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per security as described in the relevant terms supplement under the caption "Payment at Maturity," calculated as if the date of acceleration were (a) the final determination date, (b) the final day of the Monitoring Period (if applicable) and (c) the Final Disrupted Determination Date for the Final Determination Date (if the date of acceleration is a Disrupted Day), *provided* that any contingent coupon payable as a result of treating the date of acceleration as the final determination date will be prorated based on the ratio of the actual number of days from and including the previous coupon payment date to but excluding the accelerated maturity date over the number of days from and including the previous coupon payment date to but excluding the next scheduled coupon payment date.

If the maturity of the securities is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

## Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

## Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the securities, unless otherwise specified in the relevant terms supplement.

## Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

## Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the securities. The securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global note certificates, representing the total aggregate principal amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the heading "Description of Notes — Forms of Notes" and in the accompanying prospectus under the heading "Forms of Securities — Book-Entry System."

### Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the securities. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

### Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

# MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the securities. It applies to you only if you hold a security as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- a "regulated investment company" as defined in Code Section 851;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding a security as part of a "straddle" or conversion transaction, or who has entered into a "constructive sale" with respect to a security;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein. The effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the securities), as well as any tax consequences arising under the laws of state, local or foreign jurisdictions.**

## Tax Treatment of the Securities

The tax consequences of an investment in the securities are uncertain. There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not intend to request a ruling from the IRS. Unless otherwise indicated in the relevant terms supplement, insofar as we have tax reporting responsibilities with respect to your securities, we intend to treat them as prepaid forward contracts with associated contingent coupons for U.S. federal income tax purposes.

At the time of the relevant offering, we may seek an opinion of counsel regarding the tax consequences of owning and disposing of the securities. In this event, whether or not counsel is able to opine regarding the correctness of the treatment of the securities described above, we generally expect that counsel will be able to opine that the following are the material tax consequences of owning and disposing of the securities if the treatment of the securities described above is respected, as well as material tax consequences that may apply if it is not respected. The following discussion assumes the treatment described above is respected, except where otherwise indicated. The relevant terms supplement may indicate other issues applicable to a particular offering of securities.

## Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a security that is:

- a citizen or individual resident of the United States;

- a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

### Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons

Under this treatment, subject to the discussion under "Tax Treatment of Contingent Coupons" below, you should not recognize taxable income or loss over the term of the securities prior to maturity, other than pursuant to a sale or exchange (including upon an automatic call) as described below.

*Tax Treatment of Contingent Coupons.* Although the U.S. federal income tax treatment of contingent coupons (including contingent coupons paid in connection with an automatic call or at maturity) is uncertain, we expect (in the absence of an administrative determination or judicial ruling to the contrary) to treat any contingent coupons with respect to the securities as ordinary income, unless otherwise indicated in the relevant terms supplement.

*Sale, Exchange or Redemption of a Security.* Upon a sale or exchange of a security (including receipt of cash upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the security, which should equal the amount you paid to acquire the security (assuming contingent coupons are properly treated as ordinary income, consistent with the position described above). This gain or loss should be long-term capital gain or loss if you have held the security for more than one year at that time. The deductibility of capital losses is subject to limitations. If you sell your security between the time your right to a contingent coupon is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the contingent coupon. Although uncertain, it is possible that proceeds received from the sale or exchange of your security prior to a determination date but that can be attributed to an expected contingent coupon payment could be treated as ordinary income. You should consult your tax adviser regarding this issue.

*Tax Treatment of Physical Settlement.* If your security is a Physically Settled Security and you receive shares of the worst performing stock, you should be deemed to have applied the purchase price of your security toward the purchase of the shares you receive. You should not recognize gain or loss with respect to those shares. Instead, assuming contingent coupons are properly treated as ordinary income, consistent with the position described above, your basis in the shares (including any fractional share) should equal the price you paid to acquire your security, and that basis will be allocated proportionately among the shares. Your holding period for the underlying stock will begin on the day after receipt. With respect to any cash received in lieu of a fractional share of underlying stock, you will recognize capital gain or loss in an amount equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

### *Uncertainties Regarding Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons*

If the securities are treated as prepaid forward contracts with associated contingent coupons, due to the lack of controlling authority there remain significant uncertainties regarding the tax consequences of owning and disposing of them.  For instance, you might be required to include amounts in income during the term of your securities in addition to the contingent coupons you receive, and/or to treat all or a portion of the gain or loss on the sale or exchange of your securities (in addition to any amounts attributable to an unpaid contingent coupon, as discussed above) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held them.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect.

### *Tax Consequences if Treated as Debt Instruments*

If the securities are treated as debt instruments, your tax consequences will be governed by Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the securities from issuance to maturity (including the last possible date that the securities could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, in each year that you hold your securities, you will be required to accrue into income original issue discount on your securities at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the securities, subject to certain adjustments, with the result that your taxable income in any year could differ significantly from the contingent coupons (if any) you receive in that year.  In addition, any gain recognized at expiration or upon a sale or exchange of your securities generally will be treated as interest income, and if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

### Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a security that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition.  In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a security (including at maturity or upon an automatic call).

The U.S. federal income tax treatment of contingent coupons is uncertain, and although we believe it is reasonable to conclude that contingent coupons are not subject to U.S. withholding tax (at least if a Form W-8 is provided, and subject to the discussion in "FATCA" below), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your securities is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).  In the event of such withholding, we will not be required to pay any additional amounts with respect to amounts so withheld.

If you are engaged in a U.S. trade or business, and if income from a security is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder. You will not be subject to withholding if you provide a properly completed IRS Form W-8ECI.  If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

### Section 871(m)

Section 871(m) imposes 30% withholding tax on certain "dividend equivalents" paid or deemed paid with respect to U.S. equities or equity indices under certain circumstances.  Several recent Treasury proposals could apply Section 871(m) in the future to securities linked to U.S. equities or indices offered under this product supplement, under certain circumstances, even in cases where no current payment is made under the securities.  No assurances can be given as to whether or how Section 871(m) will be applied to securities linked to U.S. equities or indices.  If withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld. Non-U.S. Holders should consult their tax advisers regarding the potential application of Section 871(m).  Where warranted, we will disclose further information regarding the possible application of Section 871(m) in the relevant terms supplement.

### FATCA

Legislation enacted in 2010, commonly referred to as "FATCA," and regulations promulgated thereunder generally will impose a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries), unless various U.S. information reporting and due diligence requirements have been satisfied. Accordingly, if the securities are treated as debt instruments, as described above in "—Tax Consequences to U.S. Holders— Tax Consequences if Treated as Debt Instruments" and your securities are issued after June 30, 2014, this regime may apply to contingent coupons paid on your securities and to amounts treated as proceeds of the sale or exchange of the securities after December 31, 2016.

### Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a security is likely to be treated as U.S.-situs property, subject to U.S. federal estate tax.  These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a security.

**If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities in light of your particular circumstances.**

### Backup Withholding and Information Reporting

You may be subject to information reporting.  You may also be subject to backup withholding on payments in respect of your securities unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules.  If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

**THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF SECURITIES ARE UNCERTAIN.  YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.**

## UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an **"Agent"** or **"JPMS"**), and certain other agents that are or may become party to the Master Agency Agreement, as amended or supplemented, from time to time (each an **"Agent"** and collectively with JPMS, the **"Agents"**), each Agent participating in an offering of securities, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of securities set forth on the cover page of the relevant terms supplement.  Each such Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant terms supplement.  JPMS will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.  After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

Our affiliates, including JPMS, may use this product supplement no. MS-8-I, any related underlying supplement and the accompanying prospectus supplement, prospectus or terms supplement in connection with offers and sales of the securities in the secondary market.  JPMS or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market.  Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

Unless otherwise specified in the relevant terms supplement, there is currently no public trading market for the securities.  In addition, unless otherwise specified in the relevant terms supplement, we have not applied and do not intend to apply to list the securities on any securities exchange or to have the securities quoted on a quotation system.  JPMS may act as a market maker for the securities.  However, JPMS is not obligated to do so and may discontinue any market-making in the securities at any time in its sole discretion.  Therefore, we cannot assure you that a liquid trading market for the securities will develop, that you will be able to sell your securities at a particular time or that the price you receive if you sell your securities will be favorable.

In connection with an offering of the securities, JPMS may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934.  Overallotment involves sales in excess of the offering size, which create a short position for JPMS.  Stabilizing transactions involve bids to purchase the securities in the open market for the purpose of pegging, fixing or maintaining the price of the securities.  Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.  Stabilizing transactions and syndicate covering transactions may cause the price of the securities to be higher than it would otherwise be in the absence of those transactions.  If JPMS engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

Certain of the Agents engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement no. MS-8-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required.  No offers, sales or deliveries of the securities, or distribution of this product supplement no. MS-8-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed that it will not offer or sell the securities in any non-U.S. jurisdiction (i) if that offer or sale would not be in compliance with any applicable law or regulation or (ii) if any consent, approval or permission is needed for that offer or sale by that Agent or for or on our behalf, unless the consent, approval or permission has been previously obtained.  We will have no responsibility for, and the applicable Agent will obtain, any consent, approval or permission required by that Agent for the subscription, offer, sale or delivery by that Agent of the securities, or the distribution of any offering materials, under the laws and regulations in force in any non-U.S. jurisdiction to which that Agent is subject or in or from which that Agent makes any subscription, offer, sale or delivery.  For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the original issue date for the securities will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

## Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the securities will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the securities. The underwriting arrangements for an offering of the securities will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate.  In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in an offering of the securities to any of its discretionary accounts without the specific written approval of the customer.

## NOTICE TO INVESTORS

We will offer to sell, and will seek offers to buy, the securities only in jurisdictions where offers and sales are permitted. None of the accompanying prospectus supplement and prospectus, this product supplement no. MS-8-I, any related underlying supplement and the terms supplement (each, a "Disclosure Document" and, collectively, the "Disclosure Documents") will constitute an offer to sell, or a solicitation of an offer to buy, the securities by any person in any jurisdiction in which it is unlawful for that person to make an offer or solicitation. Neither the delivery of any Disclosure Document nor any sale made thereunder implies that our affairs have not changed or that the information in any Disclosure Document is correct as of any date after the date thereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of the Disclosure Documents and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make those purchases, offers or sales.

### Argentina

The securities have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including, but not limited to, personal offerings, written materials, advertisements, the internet or the media, in circumstances that constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   Targeted investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)  Investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) The number of contacted investors should be relatively small.

(iv)  Investors should receive complete and precise information on the proposed investment.

(v)   Any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)  The documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) The aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

### The Bahamas

The securities will not be offered or sold in or into The Bahamas except in circumstances that do not constitute a "public offering" according to the Securities Industry Act, 1999.  The offer of the securities, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.  Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any securities.

### Bermuda

The Disclosure Documents have not been and will not be registered or filed with any regulatory authority in Bermuda.  The offering of the securities pursuant to the Disclosure Documents to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

### Brazil

The securities have not been and will not be registered with the "*Comissão de Valores Mobiliários*" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the securities may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations.  The securities are not being offered into Brazil.  Documents relating to an offering of the securities, including the Disclosure Documents, as well as the information contained therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the securities to the public in Brazil.

### British Virgin Islands

The securities may not be offered in the British Virgin Islands unless we or the person offering the securities on our behalf is licensed to carry on business in the British Virgin Islands.  We are not licensed to carry on business in the British Virgin Islands.  The securities may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction.  A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

### Cayman Islands

The Disclosure Documents and the securities have not been and will not be registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of the Disclosure Documents.  The securities will not be offered or sold, directly or indirectly, in the Cayman Islands.

### Chile

The Agents, we and the securities have not been and will not be registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the securities will not be offered or sold within Chile or to, or for the account of benefit of, persons in Chile, except in circumstances that will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the securities, except in circumstances that will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The securities will be sold only to specific buyers, each of which will be deemed upon purchase:

(i)     to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the securities;

(ii)    to agree that it will only resell the securities in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the securities are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the securities; and

(iv)    to acknowledge that it has not relied upon advice from any Agent and/or us, or our respective affiliates, regarding the determination of the convenience or suitability of securities as an investment for the buyer or any other person; and that it has taken and relied upon independent legal, regulatory, tax and accounting advice.

## Colombia

The securities have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).  Therefore, the securities will not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the securities are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the securities must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the securities should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to:

(i)     any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements;

(ii)    any offer or sale of the securities at offices or branches open to the public;

(iii)   use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the securities; or

(iv)    use (a) non-solicited emails or (b) email distribution lists to market the securities.

The Disclosure Documents are for your sole and exclusive use, including any of your shareholders, administrators or employees, as applicable.  You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant thereto and represent that you are the sole liable party for full compliance with those laws and regulations.

### Costa Rica

The securities may not be offered or sold, directly or indirectly, to any person within the Republic of Costa Rica, in circumstances that require the issuer or offeror and the securities to be authorised by the Superintendencia General de Valores.  Any offering, express or implicit, that seeks to issue, negotiate or sell securities among public investors, is deemed under Costa Rican law (Ley Reguladora del Mercado de Valores, N° 7732, and its Regulations) as a public offering, which requires the issuer or offeror and the securities to be authorised by the Superintendencia General de Valores.  A public offering is any invitation or transmission by any means to the public or determined groups of persons exceeding 50 potential investors.  A public offering is presumed when made through public or collective means of communication (mass media), such as press, radio, television and internet, or when the offering includes standardized securities.

Accordingly, each Agent has represented and agreed that (i) it is appropriately registered with the Superintendencia General de Valores, (ii) it has not offered or sold and will not offer or sell, directly or indirectly, any securities to the public in Costa Rica and (iii) that sales of the securities in Costa Rica will be placed or negotiated only on an individual basis with private investors, limited to a maximum 50 investors.  Each Agent will evidence in writing, for each offering, compliance with the above requirements by means of an affidavit, a party declaration or any form of express acknowledgement.  Each Agent has acknowledged that it is registered as a financial intermediary with the Superintendencia General de Valores, and that the Disclosure Documents have not been filed with the Superintendencia General de Valores and, therefore, it is not intended for any public offering of the securities in Costa Rica within the meaning of Costa Rican law.

### El Salvador

The securities may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the securities to indeterminate individuals, nor will it make known any Disclosure Document in the territory of El Salvador through any mass media communication such as television, radio, press or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, that are not directed to the Salvadoran public.  The offering of the securities will not be registered with an authorized stock exchange in the Republic of El Salvador.  Any negotiation for the purchase or sale of securities in the Republic of El Salvador will be negotiated only on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and will, in any event, be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

### European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it will not make an offer of the securities to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State:

(i)     at any time to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(ii)    at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Agent; or

(iii)   at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

*provided* that no offer of securities will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the securities to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

### Hong Kong

Each Agent has represented and agreed that:

(i)     it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, the securities (except for securities which are a "structured product" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) other than (a) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)    it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the securities, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

### Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of the securities that would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

### Mexico

The securities have not been and will not be registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States.  The Disclosure Documents may not be publicly distributed in the United Mexican States. The securities may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

### The Netherlands

Each Agent has represented and agreed that with effect from and including January 1, 2012, it will not make an offer of securities that are the subject of the offering contemplated by the Disclosure Documents to the public in The Netherlands in reliance on Article 3(2) of the Prospectus Directive if and to the extent article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, the "DFSA") will be applied, unless such offer is made exclusively to qualified investors in The Netherlands as defined in the Prospectus Directive, *provided* that no offer of the securities will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.  For the purposes of this provision, the expressions (i) an "offer of securities to the public" in The Netherlands; and (ii) "Prospectus Directive" have the meaning given to them above under the section entitled "European Economic Area."

### Panama

The securities have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The securities do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

### Peru

The securities have not been and will not be registered with or approved by the regulator of the Peruvian securities market or the stock exchange.  Accordingly, the securities will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it.  The placement of the securities shall comply with article 5 of the Peruvian Securities Market Law.

### Singapore

None of the Disclosure Documents has been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, the Disclosure Documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person, which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust will not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

## Switzerland

The Disclosure Documents are not intended to constitute an offer or solicitation to purchase or invest in the securities described therein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither the Disclosure Documents nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or the Swiss Collective Investment Scheme Act, and neither the Disclosure Documents nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the Disclosure Documents nor any other offering or marketing material relating to us, the offering or the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, *e.g.*, the Swiss Financial Markets Supervisory Authority (FINMA), and investors in the securities will not benefit from protection or supervision by any such authority.

## United Kingdom

Each Agent has represented and agreed that:

(a) in relation to any securities that have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

## Uruguay

The offering of securities in Uruguay constitutes a private offering and each Agent has agreed that the securities and we will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

## Venezuela

The securities will not be registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and will not be publicly offered in Venezuela. No document related to the offering of the securities shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the securities may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

## BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the securities.  Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans.  As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans.  Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the securities by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless statutory or administrative exemptive relief were available.

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the securities and related lending transactions, *provided* that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and *provided further* that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption").  There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the securities.

Accordingly, the securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the securities will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.  Each purchaser or holder of the securities or any interest therein will be deemed to have represented by its purchase or holding of the securities that (a) it is not a Plan and its purchase and holding of the securities is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the securities will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws").  Accordingly, each such purchaser or holder of the securities shall be required to represent (and deemed to have represented by its purchase of the securities) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)   the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder's investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)  we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)  our interests are adverse to the interests of the purchaser or holder; and

(v)   neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any securities to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment is appropriate for, or meets all relevant legal requirements with respect to investments by, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.